Form 10-K, Exhibit 13
period 1999-06-30
FIRSTSPARTAN FINANCIAL CORP
filed 1999-09-23
CIK 1035240

Table of Contents
Letter to Stockholders                                  1
Financial Summary                                       3
Management's Discussion and
  Analysis                                              4
Independent Auditors' Report                           17
Consolidated Financial Statements                      18
Notes to Consolidated
  Financial Statements                                 23
Corporate and
  Stockholder Information               Inside Back Cover

                                                             To Our Stockholders

        We are pleased to report that 1999 was another year of significant growth in our franchise and that we made significant process in managing our excess capital. During 1999 we added three new offices, bringing the total to eleven, and we halved our capital ratio from 24% to 12%.

        We knew at the beginning of the year that our biggest challenge was to manage our excess capital and capital management was the highest priority in our business plan for 1999. We repurchased 642,405 shares of our stock, representing 14.5% of the total shares outstanding. After considerable analysis of growth projections and regulatory restrictions on future repurchases, in May our Board of Directors determined that even after prior share repurchases, our capital level was excessive and decided that a special capital distribution was the best course of action at the time to reduce our capital to a manageable level.

        The capital distribution, which was $12 per share, was paid on June 25, 1999. The majority of this cash distribution will be tax free to recipients and will reduce the cost basis of their stock. We remain committed to managing our capital and intend to continue leveraging it through growth and managing it through economically viable and regulatory permissible activities.

        During 1999 we continued to pursue our strategy of realigning the loan portfolio toward shorter-term, higher-yielding commercial and consumer loans. Our loans receivable grew by $20.4 million, or 4.8%.

        Residential mortgage loan balances decreased by $22.8 million primarily due to the sale of $61.4 million of principally 30-year fixed-rate loans. By selling fixed-rate residential loans, we reduce our interest rate exposure, generate noninterest income ($1.3 million in 1999) and free up cash for reinvestment in shorter-term, higher-yielding commercial and consumer loans.

        Our commercial lending area was successful in 1999. Commercial loan balances grew by $16.7 million or 80.1%. Our commercial lending department also grew during the year with the addition of a commercial lender and two assistants. We are building the capacity necessary to take advantage of the opportunities available in our growing local economy.

        Advanced balances of construction loans grew by $19.9 million, or 84.3%, as we continue to emphasize originations of construction loans in our offices. Also contributing to the increase was the purchase of loans from the mortgage banking affiliate in which the Bank owns a one-third interest, and from an unaffiliated mortgage banking company. All loans purchased from these two mortgage banking companies are underwritten by our personnel according to our lending policies and are monitored and periodically inspected by our personnel in order to mitigate any increased risk associated with third-party originations.

        Consumer loan balances (including home equity loans) increased by $4.7 million, or 9.5%. While the percentage increase was respectable, the dollar growth was not; consumer lending will be a top priority in the coming year.

        Deposit growth for 1999 was $36.2 million or 9.8%. Our newer branches contributed significantly to deposit growth. The Inman and Duncan offices, opened in July of 1997, now have nearly $16 million and $10 million in deposits, respectively, while our Greer office, opened in September 1998, now has approximately $13 million in deposits.

To Our Stockholders

        Activities conducted through the Bank's wholly owned subsidiary, FirstService Corporation, continue to be successful. The volume of non-insured investment products sold through FirstService continues to improve. In order to enhance customer service, FirstService recently associated itself with Raymond James Financial Services, Inc. FirstService also has an equity interest in a mortgage banking company, as previously mentioned, which had an outstanding year. We also plan to continue purchasing construction and adjustable-rate mortgage loans from this mortgage banking company.

        The Year 2000 computer problem continues to be a newsworthy item. It is acknowledged generally that the banking industry is/or will be Year 2000 compliant by year end. We have declared our system as "Year 2000 Ready" and are currently in a customer awareness campaign. We continue to monitor third-party vendors and to refine and execute contingency plans.

        We believe that the greatest strength of our organization is our people. Personnel will continue to be added in strategic areas of the Bank. Training programs are being enhanced to provide skills that will enable our personnel to better serve our customers and to sell our products. Recent training initiatives include customer service training for all employees.

        Thank you for being a stockholder. We are striving to enhance the value of your investment through growth, profitability improvement and capital management. We believe the Company has a bright future and look forward to continuing to serve our customers and to work hard for our stockholders' benefit.





Sincerely,




Billy L. Painter
President and
Chief Executive Officer

                                                                                                     Financial Summary
                                                                          (Dollars in thousands, except per share data)

                                                                    At or For the Year Ended June 30,
                                                    1999           1998           1997           1996            1995
                                                  --------       --------       --------       --------       --------
Summary of Operations:
Investment income                                 $ 38,625       $ 37,414       $ 29,462       $ 26,445       $ 23,835
Interest expense                                    18,366         17,153         15,811         14,669         11,302
                                                  --------       --------       --------       --------       --------
Net interest income                                 20,259         20,261         13,651         11,776         12,533
Provision for loan losses                              800            460            825            419              9
                                                  --------       --------       --------       --------       --------
Net interest income
after provision for loan losses                     19,459         19,801         12,826         11,357         12,524
                                                  --------       --------       --------       --------       --------
Noninterest income                                   4,098          2,366          1,386          1,238            278
Noninterest expense(1)                              14,980          9,820          9,903          6,947          6,166
                                                  --------       --------       --------       --------       --------
Income before income taxes                           8,577         12,347          4,309          5,648          6,636
Provision for income taxes                           3,602          4,807          1,587          2,111          2,495
                                                  --------       --------       --------       --------       --------
Net income                                        $  4,975       $  7,540      $   2,722      $   3,537        $ 4,141
                                                  ========       ========      =========      =========        =======
Per Share Data:
Basic and diluted earnings                        $   1.36       $   1.85             --             --             --
Cash dividends declared                               0.75           0.45             --             --             --
Cash distribution                                    12.00             --             --             --             --
Book value                                           17.43          29.57             --             --             --

Balance Sheet Summary:
Total assets                                      $545,725       $517,433       $665,446       $356,966       $322,735
Average assets                                     535,283        499,035        385,347        344,390        313,954
Loans receivable, net                              435,181        416,462        362,728        314,936        267,393
Investment securities                               23,398         28,797         10,322         18,350         14,113
Cash and cash equivalents                           58,420         48,968        227,072         10,784         15,967
Deposits                                           406,011        369,812        353,193        305,831        275,915
Other borrowings                                    35,000             --             --             --              -
Federal Home Loan Bank
 of Atlanta advances                                34,000         17,000             --             --             --
Stock subscription escrow accounts(2)                   --             --        259,329             --             --
Total equity                                        66,041        125,761         46,978         44,154         40,660
Average equity                                     113,528        127,266         45,795         42,953         38,547

Selected Financial Ratios and
Other Statistical Data:
Return on average assets                              0.93%          1.51%          0.71%          1.03%          1.32%
Return on average equity                              4.38%          5.92%          5.94%          8.23%         10.74%
Interest rate spread(3)                               3.16%          3.07%          3.22%          3.01%          3.71%
Net interest margin(4)                                3.97%          4.21%          3.69%          3.55%          4.15%
Efficiency ratio(5)                                   0.53           0.43           0.54           0.54           0.48
Nonperforming loans to loans receivable, net(6)       0.35%          0.33%          0.56%          1.87%          1.79%
Allowance for losses to gross loans receivable        0.61%          0.49%          0.47%          0.30%          0.21%
Allowance for losses to nonperforming loans         190.40%        159.87%         88.43%         17.02%         12.52%
Total equity to total assets                         12.10%         24.30%          7.06%         12.37%         12.60%
Average equity to average assets                     21.21%         25.50%         11.88%         12.47%         12.28%
Dividend payout ratio(7)                             55.15%         24.32%            --             --             --
Number of offices                                       11              8              7              5              5

(1) Includes a $2.1 million compensation charge related to the cash distribution of $12.00 per share with respect to the year ended June 30, 1999 and a charge of $1.8 million for the one-time SAIF assessment with respect to the year ended June 30, 1997.
(2) Represents subscription funds for the common stock of the Company issued in connection with the Bank's mutual to stock conversion.
(3) Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.
(4)  Net interest income as a percentage of average interest-earning assets.
(5) Noninterest expense (excluding the compensation charge related to the cash distribution of $12.00 per share with respect to the year ended June 30, 1999 and the one-time SAIF assessment with respect to the year ended June 30, 1997) divided by the sum of net interest income and noninterest income.
(6) Nonperforming loans consist of loans accounted for on a nonaccrual basis and accruing loans contractually past due 90 days or more.
(7)  Dividends declared per share divided by net income per share.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

General
        Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Consolidated Financial Statements and accompanying Notes contained in this Annual Report.

Private Securities Litigation Reform Act Safe Harbor Statement

        This Annual Report contains forward-looking statements within the meaning of the federal securities laws. These statements are not historical facts, rather statements based on the Company's current expectations regarding its business strategies and their intended results and its future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends," and similar expressions.

        Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties could cause the Company's actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; legislative and regulatory changes; the Company's ability to remedy any computer malfunctions that may result from the advent of the Year 2000; and other factors disclosed periodically in the Company's filings with the Securities and Exchange Commission.

        Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or on its behalf. The Company assumes no obligation to update any forward-looking statements.

The Company's Business and Strategy

        FirstSpartan Financial Corp. ("the Corporation") is the holding company for First Federal Bank (the "Bank") (collectively referred to as the "Company") which converted from the mutual to stock form of ownership (the "Conversion") on July 8, 1997. (See Note 1 to the Consolidated Financial Statements appearing elsewhere in this Annual Report for further details about the Conversion.) The Corporation's activities are limited to passive investment activities and management of its investment in the Bank. Therefore, substantially all of the Company's business activities are conducted through the Bank.

        The Bank is a federally chartered savings bank whose primary regulator is the Office of Thrift Supervision ("OTS"). Historically, the Bank's business has been focused primarily on the origination and servicing of residential mortgage loans and attracting retail deposits (primarily certificates of deposits and savings accounts) from the general public. In recent years, the Bank has diversified its products and now offers a full range of consumer and commercial products and services typical of a community bank of its size.

        The Bank's operations are concentrated in the Spartanburg County, South Carolina geographic area with customers also located in adjacent counties. In 1998 the Bank opened a branch in Greenville County, its first retail branch office to be located outside Spartanburg County. At June 30, 1999, the Bank had eleven locations (nine traditional offices and two in-store offices).

        The Bank's strategy is to operate as a well-capitalized, profitable, and independent community financial institution. The Bank believes that local communities are well-served by community-oriented institutions that emphasize management involvement with customers and the community, local decision-making and quality customer service. Management believes that it can best serve an important segment of the marketplace and enhance the long-term value of the Company by operating independently and continuing with and expanding its community-oriented approach, especially in light of recent consolidations of banks and thrift institutions with large regional commercial banks in the Bank's market area.


Financial Condition

        Overview

        Total assets were $545.7 million at June 30, 1999 and $517.4 million at June 30, 1998, an increase of $28.3 million. The increase was principally the result of increases in loans receivable, net and in cash and cash equivalents, offset by a decrease in investment securities available-for-sale at June 30, 1999 when compared to June 30, 1998. Total liabilities increased by $88.0

                                         Management's Discussion and Analysis of
                                   Financial Condition and Results of Operations

million as the result of increased deposits and borrowings. Total stockholders' equity decreased by $59.7 million principally as the result of a cash distribution of $12.00 per share and share repurchases which decreased stockholders' equity by approximately $43.3 million and $21.0 million, respectively.

        Cash and Cash Equivalents

        Cash and cash equivalents totaled $58.4 million at June 30, 1999, an increase of $9.4 million. The majority of the increase was attributable to increases in cash from operations of $5.1 million and cash from financing activities of $21.1 offset by cash used to fund investments of $16.9 million. A more detailed reconciliation may be found in the Company's Consolidated Statements of Cash Flows for the year ended June 30, 1999.

        Investment Securities

        Investment securities decreased by $5.4 million to $23.3 million at June 30, 1999 from $28.7 million at June 30, 1998. Investments were reduced primarily to help fund the cash distribution payment to stockholders.

        Loans Receivable, Net

        Loans receivable, net, increased primarily as a result of a net growth of $7.5 million in mortgage loans since June 30, 1998. Included in the $7.5 million increase were increases of $19.9 million in construction loans, $9.8 million in commercial mortgage loans and $0.6 million in land development loans, which more than offset a decrease of $22.8 million in one- to four-family mortgage loans. The primary factor contributing to the decrease in one- to four-family mortgage loans was the sale of $61.4 million of loans (principally 30-year fixed-rate conventional mortgage loans) in the secondary market. Offsetting loan sales was the purchase of $65.8 million in mortgage loans from the mortgage banking company in which the Bank's service corporation subsidiary owns a one-third equity interest, and purchases from other correspondent banking relationships. Loans receivable, net, also increased due to a $6.9 million increase in non-mortgage commercial loans, a $2.9 million increase in home equity loans and a $1.8 million increase in other non-mortgage loans. The increase in loans receivable, net, was funded primarily through an increase in deposits and FHLB advances.

        One of the Bank's operating strategies is to increase the proportion of higher-yielding, shorter-term consumer, construction, land development, and commercial loans in its portfolio. Management's goal is to increase the originations of these types of loans and to supplement internal production with purchases of such loans through its mortgage banking affiliate, and through other closely monitored correspondent banking relationships. It should be noted that while the objective of this strategy is to increase yields and reduce interest rate risk, this strategy carries with it increased credit risk and the intended effect on net income may not materialize and net income could be lower than if it had not been implemented.

        The following table presents a summary of the loan portfolio at June 30, 1999 and 1998 (in thousands):

                                                          1999           1998
                                                       ---------      ---------
Real estate mortgage loans:
           Residential (1-4 family)                    $ 290,219      $ 312,981
           Construction                                   72,373         41,089
           Land development                               18,864         16,729
           Commercial                                     23,587         13,817
                                                       ---------      ---------
                                                         405,043        384,616
                                                       ---------      ---------
Consumer and commercial loans:
           Home equity                                    43,623         40,746
           Commercial                                     13,885          6,987
           Other                                          10,894          9,058
                                                       ---------      ---------
                                                          68,402         56,791
                                                       ---------      ---------
        Gross loans                                      473,445        441,407
        Less:
           Undisbursed portion of loans in process       (34,807)       (21,923)
           Net deferred loan fees                           (561)          (843)
           Allowance for loan losses                      (2,896)        (2,179)
                                                       ---------      ---------
        Net loans                                      $ 435,181      $ 416,462
                                                       =========      =========

Management's Discussion and Analysis of
Financial Condition and Results of Operations


        The following table presents a summary of the changes in net loans for the year ended June 30, 1999, 1998 and 1997 (in thousands):

                                              1999            1998           1997
                                           ---------      ---------      ---------
Loans originated:
   Real estate mortgage loans:
      Residential (1-4 family)             $  88,500      $  95,754      $  50,886
      Construction                            41,696         38,860         36,770
      Land development                         8,238         12,676          6,924
      Commercial                              11,929          9,133          1,770
   Consumer and other                         49,950         56,888         29,734
Loans purchased:
   Residential (1-4 family)                   16,365         14,309          9,091
   Construction                               49,447          9,537          5,820
Loans sold:
   Conventional                              (61,407)       (13,211)        (2,824)
   Government (FHA,VA)                        (2,818)        (6,329)        (7,223)
Loan principal repayments                   (173,781)      (148,697)       (84,423)

Net (decrease) increase in other items        (9,400)       (15,186)         1,267
                                           ---------      ---------      ---------
Net increase in loans receivable, net      $  18,719      $  53,734      $  47,792
                                           =========      =========      =========

        Asset Quality and Allowance for Loan Losses

        The allowance for loan losses represents an amount that management believes will be adequate to provide for estimated loan losses based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Management also considers the level of problem assets that the Company classifies in accordance with regulatory requirements. The Company gives greater weight to the level of classified assets than to the level of nonperforming assets (nonaccrual loans, accruing loans contractually past due 90 days or more, and real estate acquired in settlement of loans) because classified assets include not only nonperforming assets but also performing assets that otherwise exhibit, in management's judgment, potential credit weaknesses. Based on the uncertainty in the estimation process however, management's estimate of the allowance for loan losses may change in the near term. Further, the allowance for loan losses is subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon their examination.

        The accrual of interest is ceased when, in the opinion of management, principal or interest payments are not likely to continue according to the terms of the loan agreement, or when principal or interest is 90 days or more past due. In certain cases, extensions are granted on construction loans that may have become delinquent. These extensions are granted based upon management's judgment of the creditworthiness of the borrower and other factors such as sales contracts pending on the property held as collateral. In the case of extended loans, interest continues to accrue and the loans are reported as accruing but contractually past due 90 days or more. Management considers the total of nonaccrual loans and accruing loans 90 days or more past due as nonperforming loans.

                                         Management's Discussion and Analysis of
                                   Financial Condition and Results of Operations


        A summary of nonperforming loans as of June 30, 1999 and 1998 follows (dollars in thousands):

                                                              1999        1998
                                                             ------      ------
Nonaccrual loans:
   Residential (1-4 family)                                  $  533      $  266
   Construction                                                 310         787
   Other                                                        378         157
                                                             ------      ------
                                                              1,221       1,210
Accruing loans contractually past due 90 days or more           300         153
                                                             ------      ------

Total nonperforming loans                                    $1,521      $1,363
                                                             ======      ======

Nonperforming loans as a percentage
  of loans receivable, net                                      0.3%        0.3%
                                                             ======      ======
Allowance for loan losses as a percentage
   of nonperforming loans                                     190.4%      159.9%
                                                             ======      ======

        Loans classified under OTS regulations totaled $4.3 million and $3.6 million at June 30, 1999 and 1998, respectively.

        The changes in the allowance for loan losses is as follows for the years ended June 30, 1999, 1998 and 1997 (in thousands):

                                            1999           1998           1997
                                          -------        -------        -------
Allowance, beginning of year              $ 2,179        $ 1,796        $ 1,000
Provision                                     800            460            825
Write-offs                                    (85)           (80)           (39)
Recoveries                                      2              3             10
                                          -------        -------        -------
Allowance, end of year                    $ 2,896        $ 2,179        $ 1,796
                                          =======        =======        =======

        See also "Results of Operations - Provision for Loan Losses" for discussion of the provision for loan losses.

        Deposits

        Deposit accounts increased $36.2 million to $406.0 million at June 30, 1999 from $369.8 million at June 30, 1998. The increase in deposits resulted primarily from newly opened branch offices and, to a lesser extent, interest credited to deposit accounts during the period. The following table presents a summary of deposits at June 30, 1999 and 1998 (dollars in thousands):

                                        1999                       1998
                              -------------------------    ---------------------
                                               Weighted                 Weighted
                                                Average                  Average
                               Amount            Rate       Amount        Rate
                               ------            ----       ------        ----

Demand accounts:
   NOW:
      Noninterest-bearing     $ 19,163                      $ 12,757
      Interest-bearing          46,533           2.29%        42,221       2.66%
   Savings                      56,225           2.75         56,740       3.28
   Money market                 30,099           3.91         18,133       4.04
Certificate accounts           253,991           5.09        239,961       5.60
                              --------                      --------
                              $406,011                      $369,812
                              ========                      ========

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Stockholders' Equity
        Stockholders' equity decreased by $59.8 million to $66.0 million at June 30, 1999 from $125.8 million at June 30, 1998. Items that decreased stockholders' equity were a cash distribution of $43.3 million, the purchase of $21.0 million of the Company's stock from the open market, and payment of dividends of $2.7 million. Offsetting these charges to stockholders' equity were the allocation of shares under the Bank's Employee Stock Ownership Plan ("ESOP") and the Management Recognition and Development Plan ("MRDP") which totaled $2.4 million, and net income of $5.0 million for the year ended June 30, 1999.


Results of Operations
        The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is a function of the interest rate spread, which is the difference between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to the average balance of interest-bearing liabilities.

        Performance Overview

        Net income decreased $2.5 million to $5.0 million for the year ended June 30, 1999 from $7.5 million for the year ended June 30, 1998 as a result of increased noninterest expense and the absence of earnings on funds used to repurchase stock, partially offset by increased noninterest income and a decreased provision for income taxes due to lower income before income taxes. The increase in noninterest expense was principally the result of increased compensation expense. The increased compensation expense was associated with the MRDP (particularly with a compensation charge related to the cash distribution on the MRDP shares), and the hiring of additional personnel for the newly opened branches.

        Net income increased to $7.5 million for the year ended June 30, 1998 from $2.7 million for the year ended June 30, 1997 primarily as a result of increased investment income and increased noninterest income, partially offset by an increase in interest expense and an increased provision for income taxes due to increased income before income taxes. The increase in investment income is principally the result of additional funds available for investment from the Conversion and an increase in average loans outstanding during the year ended June 30, 1998. The increase in interest expense is due to an increase in average deposit balances during the year ended June 30, 1998.

        Net Interest Income

        Net interest income was $20.3 million for the years ended June 30, 1999 and 1998. Investment income increased 3% to $38.6 million for the year ended June 30, 1999 from $37.4 million for the year ended June 30, 1998 as a result of an increase in the average balance of interest-earning assets to $510.5 million from $481.5 million more than offsetting a decrease in the yield to 7.57% from 7.77% for the respective annual periods. The decrease in the average yield on interest-earning assets was due primarily to lower prevailing market interest rates during the year ended June 30, 1999. The average balance of interest-earning assets increased as a result of an increase in average loans receivable and investment securities, partially offset by a decrease in average overnight interest-bearing deposits. Although interest-earning assets were higher during the year ended June 30, 1999 as compared to June 30, 1998, share repurchases of approximately $21.0 million since the year ended June 30, 1998 significantly offset asset growth and, accordingly, investment income. Interest expense increased 7% to $18.4 million for the year ended June 30, 1999 from $17.2 million for the year ended June 30, 1998 as a result of an increase in the average balance of interest-bearing liabilities to $416.0 million from $364.9 million more than offsetting a decrease in the cost of funds to 4.41% from 4.70% for the respective annual periods. The average balance increased as the result of deposits obtained through newly opened branch offices and various deposit promotions as well as increased FHLB advances and other borrowings. The decrease in the average cost is attributable to the decrease in prevailing market rates since June 30, 1998. Another factor that affected net interest income was net interest earnings of approximately $300,000 on excess stock subscription funds held and refunded in connection with the Conversion in the year ended June 30, 1998, which were absent in the year ended June 30, 1999.

         Net interest income increased 48% to $20.3 million for the year ended June 30, 1998 from $13.7 million for the year ended June 30, 1997. Investment income increased 27% to $37.4 million for the year ended June 30, 1998 from $29.5 million for the year ended June 30, 1997 as a result of an increase in the average balance of interest-earning assets to $481.5 million from $369.6 million more than offsetting a decrease in average yield on interest-earning assets to 7.77% from 7.97% for the respective annual periods. The decrease in the average yield on interest-earning assets was due principally to stock subscription escrow funds held prior to the consummation of the Conversion and a portion of

                                         Management's Discussion and Analysis of
                                   Financial Condition and Results of Operations

the proceeds of the Conversion being invested principally in lower-yielding overnight interest-bearing deposits during the year ended June 30, 1998. The average balance of interest-earning assets increased as a result of the holding of stock subscription escrow funds prior to the consummation of the Conversion which were invested in overnight interest-bearing deposits, the net proceeds retained from the Conversion and an increase in the average balance of loans receivable. Interest expense increased 9% to $17.2 million for the year ended June 30, 1998 from $15.8 million for the year ended June 30, 1997 as a result of an increase in the average balance of interest-bearing liabilities to $364.9 million from $333.0 million in the prior year. The increase in the average balance of interest-bearing liabilities more than offset a decrease in the average cost of funds to 4.70% for the year ended June 30, 1998 from 4.75% for the year ended June 30, 1997. The average balance of interest-bearing liabilities during the year ended June 30, 1998 includes the average balance of the special escrow accounts established to hold subscription funds received in connection with the Conversion. These accounts amounted to $259.3 million and were outstanding for approximately two weeks during the year ended June 30, 1998. The decrease in the average cost of funds resulted from the passbook rate of interest (2.5%) being paid on the subscription escrow accounts and an increase in the amount of deposits in lower cost negotiable order of withdrawal ("NOW") and passbook accounts as a result of promotions of NOW and passbook accounts. Interest rate spread decreased to 3.07% for the year ended June 30, 1998 from 3.22% for the year ended June 30, 1997.

Average Balances, Interest, and Average Yields/Costs

        The following table sets forth, for the periods indicated, information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and average yields and costs. Average balances for each period have been calculated using daily average balances. (Dollar amounts in the table are in thousands.)

                                                                              Year Ended June 30,
                                                      1999                           1998                           1997
                                         ---------------------------    ---------------------------    ---------------------------
                                                   Interest                        Interest                       Interest
                                         Average     and     Yield/     Average      and     Yield/    Average      and     Yield/
                                         Balance   Dividends   Cost     Balance   Dividends   Cost     Balance   Dividends   Cost
                                         -------   ---------   ----     -------   ---------   ----     -------   ---------   ----
Interest-earning assets:
  Loans receivable, net(1)               $441,514   $34,811    7.88%   $395,465    $32,146    8.13%    $336,476   $27,455   8.16%
  Mortgage-backed securities                   68         6    8.82         106          9    8.49          138         9   6.52
  Investment securities                    30,567     1,668    5.46      18,831      1,111    5.90       14,055       903   6.42
  FHLB stock                                3,492       262    7.50       3,122        229    7.34        2,865       207   7.23
  Federal funds sold and overnight
    interest-bearing deposits              34,902     1,878    5.38      63,967      3,919    6.13       16,060       888   5.53
                                         --------   -------    ----    --------    -------    ----     --------   -------   ----

  Total interest-earning assets           510,543    38,625    7.57     481,491     37,414    7.77      369,594    29,462   7.97
                                                    -------    ----                -------    ----                -------   ----
Noninterest-earning assets                 24,740                        17,544                          15,753
                                         --------                      --------                        --------
  Total assets                           $535,283                      $499,035                        $385,347
                                         ========                      ========                        ========
Interest-bearing liabilities(2):
  Savings accounts                       $ 55,485     1,623    2.93    $ 61,931      2,032    3.28     $ 64,062     2,263   3.53
  Money market accounts                    26,656     1,043    3.91      12,733        434    3.41       13,669       422   3.09
  NOW accounts                             60,566     1,034    1.71      48,389      1,039    2.15       32,517       651   2.00
  Certificate accounts                    245,720    13,185    5.37     238,845     13,498    5.65      222,773    12,475   5.60
                                         --------   -------    ----    --------    -------    ----     --------   -------   ----
  Total deposits                          388,427    16,885    4.35     361,898     17,003    4.70      333,021    15,811   4.75
Advances from FHLB of Atlanta              26,836     1,432    5.34       2,970        150    5.05           --        --     --
Other borrowings                              767        49    6.39          --         --      --           --        --     --
                                         --------   -------    ----    --------    -------    ----     --------   -------   ----
  Total interest-bearing liabilities      416,030    18,366    4.41     364,868     17,153    4.70      333,021    15,811   4.75
                                                    -------    ----                -------    ----                -------   ----
Noninterest-bearing liabilities             5,725                         6,901                           6,531
                                         --------                      --------                        --------
  Total liabilities                       421,755                       371,769                         339,552
Stockholders' equity                      113,528                       127,266                          45,795
                                         --------                      --------                        --------
  Total liabilities and
    stockholders' equity                 $535,283                      $499,035                        $385,347
                                         ========                      ========                        ========
Net interest income                                  $20,259                        $20,261                       $13,651
                                                     =======                        =======                       =======
Interest rate spread                                          3.16%                           3.07%                         3.22%
                                                              ====                            ====                          ====
Net interest margin                                           3.97%                           4.21%                         3.69%
                                                              ====                            ====                          ====
Ratio of average interest-earning
 assets to average interest-
 bearing liabilities                                          1.23x                          1.32x                         1.11x
                                                              ====                           ====                          ====

(1) Includes loans held-for-sale. Includes nonaccrual loans but excludes interest on nonaccrual loans.
(2)  Excludes escrow balances.

Management's Discussion and Analysis of
Financial Condition and Results of Operations


Rate/Volume Analysis

        The following table sets forth the effects of changing rates and volumes on interest income and interest expense. Information is provided with respect to: (i) effects attributable to changes in rate (changes in rate multiplied by prior volume); and (ii) effects attributable to changes in volume (changes in volume multiplied by prior rate). The net change attributable to the combined impact of rate and volume has been allocated proportionately to the change due to rate and the change due to volume. (Dollar amounts in the table are in thousands.)

                                                  Year Ended June 30, 1999               Year Ended June 30, 1998
                                            Compared to Year Ended June 30, 1998   Compared to Year Ended June 30, 1997
                                                     Increase (Decrease)                    Increase (Decrease)
                                            ------------------------------------   ------------------------------------
                                                           Due to                                 Due to
                                              Rate         Volume       Total         Rate        Volume        Total
                                              ----         ------       -----         ----        ------        -----
Interest-earning assets:
  Loans receivable, net(1)                   $ (957)       $3,622       $2,665       $(101)       $4,792       $4,691
  Mortgage-backed securities                     --            (3)          (3)         --            --           --
  Investment securities                         (76)          633          557         (65)          273          208
  FHLB stock                                      5            28           33           3            19           22
  Federal funds sold and overnight
    interest-bearing deposits                  (433)       (1,608)      (2,041)        106         2,925        3,031
                                             ------        ------       ------       -----        ------       ------
Total net change in income
  on interest-earning assets                 (1,461)        2,672        1,211         (57)        8,009        7,952
                                             ------        ------       ------       -----        ------       ------

Interest-bearing liabilities:
  Savings accounts                             (208)         (201)        (409)       (157)          (74)        (231)
  Money market accounts                          72           537          609          35           (23)          12
  NOW accounts                                   22           (27)          (5)         52           336          388
  Certificate accounts                         (745)          432         (313)        112           911        1,023
  Advances from FHLB of Atlanta                  10         1,272        1,282          --           150          150
Other borrowings                                 --            49           49          --            --           --
                                             ------        ------       ------       -----        ------       ------
Total net change in expense
  on interest-bearing liabilities              (849)        2,062        1,213          42         1,300        1,342
                                             ------        ------       ------       -----        ------       ------

Net change in net interest income            $ (612)       $  610       $   (2)     $  (99)       $6,709       $6,610
                                             ======        ======       ======      ======        ======       ======

(1) Excludes interest on nonaccrual loans.

        Provision for Loan Losses

        Provisions for loan losses are charges to earnings to bring the total allowance for loan losses to a level considered by management as adequate to provide for estimated loan losses based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Management also considers the level of problem assets that the Company classifies in accordance with regulatory requirements. The Company gives greater weight to the level of classified assets than to the level of nonperforming assets (nonaccrual loans, accruing loans contractually past due 90 days or more, and real estate acquired in settlement of loans) because classified assets include not only nonperforming assets but also performing assets that otherwise exhibit, in management's judgment, potential credit weaknesses. The provision for loan losses was $800,000, $460,000, and $825,000 for the years ended June 30, 1999, 1998, and 1997, respectively. The provision for loan losses for 1999 increased over the past year primarily as the result of the increase in the amount of construction and commercial loans in the Company's loan portfolio. Management believes that such loans present a higher risk of credit loss relative to one- to four-family mortgage loans and accordingly, a higher allowance for loan losses is warranted.

                                         Management's Discussion and Analysis of
                                   Financial Condition and Results of Operations

Management deemed the increase in the provision for loan losses in the year ended June 30, 1997 necessary in light of the increase in the relative level of estimated losses caused by the growth of the loan portfolio and a continuing increase in classified assets from June 30, 1996 to June 30, 1997.

        See "Financial Condition - Asset Quality and Allowance for Loan Losses" for more analysis of the allowance for loan losses.

        Noninterest Income

        Noninterest income increased by $1.7 million to $4.1 million for the year ended June 30, 1999 from $2.4 million for the year ended June 30, 1998, primarily as a result of an increase in gain on sale of mortgage loans to $1.3 million for the year ended June 30, 1999 from $342,000 in the year ended June 30, 1998. The Bank periodically sells loans in response to interest rate changes, liquidity needs, and other factors. The Bank sold $61.4 million of mortgage loans during the year ended June 30, 1999 primarily to reduce the amount of fixed-rate loans in the loan portfolio. The amount of fixed-rate loan originations were higher than normal for the year ended June 30, 1999 due to lower interest rates which led to a higher than normal level of mortgage loan refinancings. Management cannot predict the level of such gains, if any, in the future. Service charges and fees increased to $2.2 million for the year ended June 30, 1999 from $1.4 million for the year ended June 30, 1998 primarily as a result of increased deposit account fees, particularly on the increased number of NOW accounts.

        Noninterest income increased to $2.4 million for the year ended June 30, 1998 from $1.4 million for the year ended June 30, 1997. Service charges and fees increased to $1.4 million for the year ended June 30, 1998 from $1.1 million for the year ended June 30, 1997 primarily as a result of increased deposit account fees, particularly on the increased number of NOW accounts. Other income, net increased to $646,000 for the year ended June 30, 1998 from $270,000 for the year ended June 30, 1997, partially attributable to income of $181,000 in the current twelve-month period versus a $97,000 loss for the same period in the previous year, representing the Company's share of net income of the mortgage banking company in which the Bank's service corporation subsidiary has an equity investment. Gain on sale of mortgage loans increased to $342,000 during the year ended June 30, 1998 from $38,000 for the year ended June 30, 1997 due to increased conventional loan sales.

        Noninterest Expense

        Noninterest expense was $15.0 million for the year ended June 30, 1999 compared to $9.8 million for the year ended June 30, 1998. The increase consisted principally of increased employee compensation and benefits which increased to $9.3 million for the year ended June 30, 1999 from $5.0 million for the year ended June 30, 1998. The increase in compensation expense was attributable primarily to the adoption of the MRDP in the year ended June 30, 1999. In addition to compensation associated with the vesting of shares under the MRDP, there was a charge of approximately $2.1 million related to the payment of the cash distribution on shares of stock in the MRDP. Also, the hiring of personnel to staff the newly opened branch offices increased compensation. These increases to compensation expense were offset partially by a decrease in ESOP expense due to a lower average stock price used to determine related compensation expense. The increases in other categories of other operating expenses generally are attributable to the growth of the Company and to inflation. The Company anticipates that other operating expenses will continue to increase in subsequent periods until the new branches that were opened in 1999 become fully operational.

        Noninterest expense was $9.8 million for the year ended June 30, 1998 compared to $9.9 million for the same period in 1997. Federal deposit insurance premiums decreased to $354,000 for the year ended June 30, 1998 from $2.3 million for the year ended June 30, 1997. This decrease resulted primarily from the FDIC special assessment in the year ended June 30, 1997 on all SAIF-insured institutions to recapitalize the SAIF. The Bank's assessment amounted to $1.8 million and was accrued during the quarter ended September 30, 1997. Prior to the SAIF recapitalization, the Bank's total annual deposit insurance premiums amounted to 0.23% of assessable deposits. Effective January 1, 1997, the rate decreased to 0.065% of assessable deposits. Employee compensation and benefits, increased to $5.0 million for the year ended June 30, 1998 from $4.0 million for the year ended June 30, 1997 primarily as a result of increased personnel costs for the three newest branch offices, the establishment of a commercial lending department, normal annual salary increases, and implementation of the ESOP. The increases in other categories of other operating expenses generally are attributable to the growth of the Company, additional costs associated with operating as a public company, and to inflation.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

        Income Taxes

        The provision for income taxes was $3.6 million for the year ended June 30, 1999 compared to $4.8 million for the year ended June 30, 1998 primarily due to lower income before income taxes.

        The provision for income taxes was $4.8 million for the year ended June 30, 1998 compared to $1.6 million for the year ended June 30, 1997 as a result of higher income before income taxes.


Analysis of Other Financial and Operating Matters

        Year 2000

        The approach of the year 2000 ("Year 2000") presents significant issues for many financial, information, and operational systems. Many systems in use today may not be able to interpret dates after December 31, 1999 appropriately, because such systems allow only two digits to indicate the year in a date. The Year 2000 problem may occur in computer programs, computer hardware, or electronic devices that utilize computer chips to process any information that contains dates. Therefore, the issue is not limited to dates in computer programs but is a complex combination of problems that may exist in computer programs, data files, computer hardware, and other devices essential to the operation of the business. Further, companies must consider the potential impact that Year 2000 may have on services provided by third parties.

        Substantially all of the Year 2000 risk is related to the Bank's activities. The Bank has a formal Year 2000 plan which includes a Year 2000 committee. The plan has been reviewed by senior management and the Board of Directors. Included in the plan is a listing of all systems (whether in-house or provided/supported by third parties) which may be impacted by Year 2000 and a categorization of the systems by their potential impact on Bank operations. The committee has received Year 2000 plans from third parties identified during the assessment phase of the Year 2000 plan. For systems that have been classified as critical to the operations of the Bank, contingency plans have been developed. Each contingency plan was developed by operational personnel who utilize the particular system. Contingency plans may include utilization of alternate third party vendors, alternate processing methods and software, or manual processing. The plans have various activation dates (e.g., the date on which a third party processor fails to meet its Year 2000 compliance deadline). The Bank's Year 2000 readiness is reviewed and monitored by the OTS.

        The Bank's core processing systems are outsourced through a contract with The BISYS Group, Inc. ("BISYS"). BISYS has developed a Year 2000 plan and provides the Bank with periodic updates. BISYS has also provided Year 2000 workshops, whose objectives have been to assist the Bank in the development of its Year 2000 plan, to provide updates on the BISYS Year 2000 plan, and training on the use of the BISYS Year 2000 test facility, whose function is to allow BISYS clients to test their systems' compatibility with the BISYS system. BISYS has completed all program maintenance associated with its Year 2000 plan and expects continued testing up to January 1, 2000. The Bank established a Year 2000 test facility and tested the processing system from November 1998 through January 1999. The test results were satisfactory. Like the Bank, BISYS Year 2000 activities are subject to OTS oversight.

        In addition to addressing its own Year 2000 issues, the Bank is continuing to assess the impact of the Year 2000 on significant commercial borrowers. To date, based on written representations from borrowers, the Bank has determined that substantially all such borrowers have either (a) completed Year 2000 systems replacement or renovation or (b) developed Year 2000 remediation plans. The Bank continues to monitor those borrowers whose plans have not yet been completed. Based upon borrowers' representations, the Bank believes that its significant commercial borrowers will have Year 2000 compliant systems in place before December 31, 1999. However, those borrowers cannot give assurance that their customers or suppliers will be Year 2000 compliant before December 31, 1999. The Bank is unable to determine the impact upon collections on these loans should either the borrowers' representations prove inaccurate or their suppliers or customers not be Year 2000 compliant.

        The Bank has recently organized a Year 2000 liquidity committee. This committee is in the process of estimating cash needs in the event there are unusually high cash withdrawals at or near December 31, 1999. In addition to planning for the availability of liquid funds, this committee will also develop plans for distribution of cash to the Bank's offices and any other related plans.

        The external costs associated with the Bank's Year 2000 compliance incurred to date have been less than $100,000. Additional external costs are expected to be less than $25,000. The Bank has not separately tracked internal costs associated with Year 2000 compliance. Such costs would consist principally of personnel costs of employees on various committees, a Year 2000 coordinator and operational personnel involved in system testing. The majority of all

                                         Management's Discussion and Analysis of
                                   Financial Condition and Results of Operations

required hardware upgrades had been planned as a part of an overall project begun in 1997 to upgrade the Bank's computer systems to increase efficiency and eliminate obsolescence of some components of the system.

        The Bank's operations are highly dependent on computer systems and computer hardware, both internal and those provided through third parties. Due to such a high level of dependency on computers and computer systems, the failure of systems due to Year 2000 problems could have a material adverse financial impact on the Bank. The following risks are believed by management to present the most reasonably likely worst-case scenario:

       o BISYS could experience unforseen system(s) failure resulting in the inability to access customer accounts and process transactions;

       o Loss of utilities could cause major disruptions of business. Should the Bank lose power, it would lose the ability to operate electronic equipment to access customer accounts. Should telephone service be disrupted the Bank would lose the ability to communicate with BISYS, which again would prohibit access to customer accounts;

      o Failures in the payments system could cause a severe disruption to the Bank's business. These failures could occur in the Federal Reserve Banks, correspondent banks, or electronic payments clearing houses. These failures could cause processing backlogs and could affect the Bank's ability to process customer deposits and withdrawals as well as fund loans;

      o Failures of the Bank's correspondent banks such as the FHLB could impair the Bank's liquidity and the ability to process certain payments;

      o Loss of customer confidence that the Bank or the banking system in general will be Year 2000 compliant could cause excessive deposit withdrawals impairing the Bank's liquidity.

        Should any or a combination of any of the above scenarios actually materialize, the results could be loss of revenue, increased costs, and/or impaired liquidity. It is not possible to estimate the extent of loss that may occur nor is it possible to estimate the length of time that it would take to remedy any problems encountered.

        There can be no assurances that the Bank, BISYS, other third-party processors, government agencies, utility companies, correspondent banks, or any other vendor upon which the Bank relies will effectively address the Year 2000 problem. Year 2000 failures by any of the above mentioned parties could cause a material adverse affect on the Bank and the Company.

        Market Risk and Interest Rate Sensitivity

        Market risk is the risk of loss from adverse changes in market prices and interest rates. Risk associated with market interest rate volatility ("interest rate risk") is the Company's principal market risk exposure. Substantially all of the Company's interest rate risk is derived from the Bank's lending, investment, and deposit-taking activities. This risk could result in reduced net interest income, loss in fair values of assets, and/or increase in fair values of liabilities due to upward changes in interest rates. The Company does not own any trading assets nor does it have any hedging contracts or derivative transactions in place such as interest rate swaps, caps, floors, or collars. Further, the Company is not subject to foreign currency exchange risk or commodity price risk.

        The Company's objective is to maximize net interest income while managing its interest rate risk. Interest rate risk is monitored and managed principally through the Bank's Asset/Liability Committee ("ALCO"), which is comprised of four senior officers and a member of the Bank's Board of Directors. The ALCO develops and reviews business strategies that further the Bank's objective of increasing net interest income while managing interest rate risk. The ALCO meets regularly to review the current balance sheet structure, current and potential changes in market interest rates, economic outlook, and the impact of specific business strategies, among other issues. Considered in the review of the current balance sheet structure are, among other things, the sensitivity of assets and liabilities to changes in interest rates, liquidity, loan origination and sales activity, deposit inflows and outflows, investment portfolio activity, and borrowings.

        In order to manage its  interest  rate risk,  the  Company has in recent years sold fixed-rate mortgage loans with terms in excess of 15 years, originated and purchased adjustable-rate mortgage loans, and implemented programs to increase shorter-term, variable-rate loans such as construction, commercial, and consumer loans. In recent years, an emphasis has been placed on generating transactional deposit accounts which have a longer average life and are less sensitive to changes in interest rates. Also, advances from the FHLB have been obtained, some of which have longer terms to maturity and /or repricing than the Company's average certificates of deposit.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

        The principal method utilized by ALCO to evaluate the Bank's exposure to changes in interest rates is a sensitivity analysis which measures the change in the Bank's net portfolio value ("NPV") and net interest income under various interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The calculation is intended to illustrate the change in NPV that will occur in the event of an immediate change in interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. The Bank utilizes a sensitivity model developed and maintained by the FHLB.

        The OTS utilizes the NPV methodology to evaluate interest sensitivity in its regulation and supervision of the Bank. The OTS utilizes its own model with data submitted by the Bank on the quarterly Thrift Financial Report. The results of the OTS model may differ from the results of the FHLB model due to differences in assumptions about loan prepayment rates, cash flow reinvestment rates, and deposit decay rates, among others.

        The following table sets forth the change in the Company's NPV at June 30, 1999 and 1998 based on the FHLB model, that would occur in the event of an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the following table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table. (Dollar amounts in the table are in thousands.)

                                                                        At June 30,
                                                          1999                               1998
                                                   -------------------                -------------------
                    Basis Point                    Estimated Change in                Estimated Change in
                  Change in Rate                   Net Portfolio Value                Net Portfolio Value
                  --------------                   -------------------                -------------------
                       +200                   $(15,349)          (16.2)%         $(13,872)          (11.2)%
                       +100                     (7,244)           (7.6)            (6,936)           (5.6)
                          0                         --             --                  --              --
                       -100                      6,404             6.7              2,741             2.2
                       -200                     12,003            12.6              5,482             4.4

        The above table illustrates, for example, that an instantaneous 200 basis point increase in market interest rates at June 30, 1999 would reduce the Company's NPV by approximately $15.3 million at that date. Certain assumptions utilized in assessing the interest rate risk of savings banks within the Bank's geographic region were utilized in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. The level of interest rate sensitivity as indicated by the table above at June 30, 1999 and 1998 are within policy limits established by the Company's Board of Directors.

        While the Company principally utilizes the NPV method to evaluate its interest rate exposure as previously discussed, the following table presents the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' average rates and fair values at June 30, 1999. The table was prepared based upon the FHLB interest sensitivity model and certain assumptions about loan prepayment rates and deposit decay rates, among others, were utilized. There are shortcomings inherent in this method of analysis. For example, although a financial instrument may have a similar maturity or remaining term to repricing as another financial instrument, the two may react differently to changes in market interest rates. In the event of material changes in interest rates, prepayments and withdrawals would likely deviate significantly from those assumed in the data underlying the table. (Dollar amounts in the table are in thousands.)

                                         Management's Discussion and Analysis of
                                   Financial Condition and Results of Operations


                                          Average      Within One     One Year  After 3 Years      Beyond
                                           Rate          Year        To 3 Years  To 5 Years       5 Years      Total    Fair Value
                                           ----          ----        ----------  ----------       -------      -----    ----------
Interest-sensitive assets:
  Loan receivable, net of loans in
    process and deferred loan fees          7.72%     $ 120,743      $126,944    $ 80,803        $109,587    $438,077      $436,232
  Loans held-for-sale                       7.35          8,984            --          --              --       8,984         9,089
  Mortgage-backed securities                8.00             --            54          --              --          54            55
  Investment securities                     5.37         18,334         1,479       2,937             594      23,344        23,344
  FHLB stock                                7.38          3,612            --          --              --       3,612         3,612
  Federal funds sold and overnight
    interest-bearing deposits               4.95         43,782            --          --              --      43,782        43,782
                                                      ---------      --------    --------        --------    --------      --------

    Total interest-sensitive assets                     195,455       128,477      83,740         110,181     517,853       516,114
                                                      ---------      --------    --------        --------    --------      --------

Interest-sensitive liabilities:
  Passbook accounts                         2.75          9,665        14,651       9,551          22,358      56,225        56,225
  Money market accounts                     3.91         23,778         3,311       1,577           1,433      30,099        30,099
  NOW accounts                              1.62         24,562        22,466       6,012          12,656      65,696        65,696
  Certificate accounts                      5.09        225,328        22,333       6,330              --     253,991       253,546
  Advances from FHLB                        5.23         17,000            --      17,000              --      34,000        33,266
  Other borrowings                          6.39         35,000            --          --              --      35,000        35,000
                                                      ---------      --------    --------        --------    --------      --------
    Total interest-sensitive liabilities                335,333        62,761      40,470          36,447     475,011       473,832
                                                      ---------      --------    --------        --------    --------      --------

Rate sensitive gap                                    $(139,878) $     65,716    $ 43,270        $ 73,734    $ 42,842     $  42,282
                                                      =========  ============    ========        ========    ========     =========

Cumulative rate sensitive gap                         $(139,878) $    (74,162)   $(30,892)       $ 42,842    $     --     $      --
                                                      =========  ============    ========        ========    ========     =========
Off-balance sheet items:
  Commitments to extend credit              7.32      $   6,462      $     --    $     --        $     --    $  6,462     $   6,462
  Unused lines of credit                    9.13         50,881            --          --              --      50,881        50,881
  Loans in process                          8.36         34,807            --          --              --      34,807        34,807

        Liquidity and Capital Resources

        The Company's primary sources of funds are customer deposits, proceeds from principal and interest payments from and the sale of loans, maturing securities, FHLB advances, and other borrowings. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are influenced greatly by general interest rates, other economic conditions, and competition. Regulations of the OTS require the Bank to maintain an adequate level of liquidity to ensure the availability of sufficient funds to fund loan originations, deposit withdrawals, and to satisfy other financial commitments. Currently, the OTS regulatory liquidity requirement for the Bank is the maintenance of an average daily balance of liquid assets (cash and eligible investments) equal to at least 4% of the average daily balance of net withdrawable deposits and short-term borrowings. This liquidity requirement is subject to periodic change. The Company and the Bank generally maintain sufficient cash and short-term investments to meet short-term liquidity needs. At June 30, 1999, cash and cash equivalents totaled $58.4 million, or 11% of total assets, and investment securities classified as available-for-sale with maturities of one year or less totaled $18.3 million. At June 30, 1999, the Bank also maintained an uncommitted credit facility with the FHLB of Atlanta, which provides for immediately available advances up to an aggregate amount of $75.0 million of which $34.0 million had been advanced.

        As of June 30, 1999, the Bank's regulatory capital was in excess of all applicable regulatory requirements. At June 30, 1999, under regulations of the OTS, the Bank's actual tangible, core, and risk-based capital ratios were 16.8%, 16.8%, and 27.2%, respectively, compared to requirements of 1.5%, 3.0%, and 8.0%, respectively.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

        At June 30, 1999, the Company had loan commitments (excluding undisbursed portions of interim construction loans) of approximately $6.5 million ($2.6 million at fixed rates ranging from 7.25% to 9%). In addition, at June 30, 1999, the unused portion of credit (principally variable-rate home equity lines of credit) extended by the Company was approximately $50.9 million. Furthermore, at June 30, 1999, the Company had certificates of deposit scheduled to mature in one year or less of $225.3 million. Based on historical experience, the Company anticipates that a majority of such certificates of deposit will be renewed at maturity.


Recently Issued Accounting Standards

        See Note 1 to the Consolidated Financial Statements for a discussion of recently issued accounting standards that affect accounting, reporting, and disclosure of financial information by the Company.


Effect of Inflation and Changing Prices

        The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

                                                    Independent Auditors' Report

The Board of Directors
FirstSpartan Financial Corp.
Spartanburg, South Carolina



               We have audited the accompanying consolidated balance sheets of FirstSpartan Financial Corp. and subsidiaries (the "Company") as of June 30, 1999 and 1998, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.






        /s/Deloitte & Touche LLP

        July 16, 1999
        Greenville, South Carolina

Consolidated Balance Sheets
(In Thousands, Except Share Data)

June 30, 1999 and 1998

                                                                                          1999             1998
                                                                                      -----------      -----------
Assets
        Cash                                                                          $    14,638      $     8,450
        Federal funds sold and overnight interest-bearing deposits                         43,782           40,518
                                                                                      -----------      -----------
               Total cash and cash equivalents                                             58,420           48,968
        Investment securities available-for-sale - at fair value (amortized cost:
          $23,489 and $28,732 at June 30, 1999 and 1998, respectively)                     23,344           28,709
        Mortgage-backed securities held-to-maturity - at amortized cost
          (fair value: $55 and $90 at June 30, 1999 and 1998, respectively)                    54               88
        Loans receivable, net                                                             435,181          416,462
        Loans held-for-sale - at lower of cost or market (market value:
          $9,089 and $7,315 at June 30, 1999 and 1998, respectively)                        8,984            7,294
        Office properties and equipment, net                                               10,370            8,445
        Federal Home Loan Bank of Atlanta stock - at cost                                   3,612            3,446
        Accrued interest receivable                                                         3,203            2,813
        Real estate acquired in settlement of loans                                           348               36
        Other assets                                                                        2,209            1,172
                                                                                      -----------      -----------
                Total Assets                                                          $   545,725      $   517,433
                                                                                      ===========      ===========
Liabilities and Stockholders' Equity
  Liabilities:
        Deposit accounts                                                              $   406,011      $   369,812
        Advances from borrowers for taxes and insurance                                     1,004            1,063
        Advances from Federal Home Loan Bank of Atlanta                                    34,000           17,000
        Other borrowings                                                                   35,000             --
        Other liabilities                                                                   3,669            3,797
                                                                                      -----------      -----------
                 Total liabilities                                                        479,684          391,672
                                                                                      -----------      -----------
Stockholders' Equity:
        Preferred stock, $0.01 par value:
          Authorized - 250,000 shares; none issued or
            outstanding at June 30, 1999 and 1998                                            --               --
        Common stock, $0.01 par value:
          Authorized - 12,000,000 shares; issued: 4,430,375 at
            June 30, 1999 and 1998; outstanding: 3,787,970 and
            4,253,160 at June 30, 1999 and 1998, respectively                                  44               44
        Additional paid-in capital                                                         82,289           87,624
        Retained earnings                                                                  15,264           52,662
        Treasury stock - at cost (642,405 and 177,215 shares
          at June 30, 1999 and 1998, respectively)                                        (20,955)          (8,113)
        Unearned restricted stock                                                          (4,660)            --
        Unallocated ESOP stock                                                             (5,851)          (6,442)
        Accumulated other comprehensive loss                                                  (90)             (14)
                                                                                      -----------      -----------
                 Total stockholders' equity                                                66,041          125,761
                                                                                      -----------      -----------
                Total Liabilities and Stockholders' Equity                            $   545,725      $   517,433
                                                                                      ===========      ===========

See accompanying notes to consolidated financial statements.
18

                                               Consolidated Statements of Income
                                               (In Thousands, Except Share Data)

Years Ended June 30, 1999, 1998 and 1997
                                                                    1999            1998            1997
                                                                -----------      -----------     -----------
Investment Income:
     Interest on loans                                          $    34,811      $    32,146     $    27,455
     Interest and dividends on investment securities,
       mortgage-backed securities, and other                          3,814            5,268           2,007
                                                                -----------      -----------     -----------
                 Total investment income                             38,625           37,414          29,462
                                                                -----------      -----------     -----------
Interest Expense:
     Deposit accounts                                                16,885           17,003          15,811
     Advances from Federal Home Loan Bank of Atlanta                  1,432              150
     Other borrowings                                                    49             --              --
                                                                -----------      -----------     -----------
                 Total interest expense                              18,366           17,153          15,811
                                                                -----------      -----------     -----------

Net Interest Income
                                                                     20,259           20,261          13,651
Provision for Loan Losses                                               800              460             825
                                                                -----------      -----------     -----------
Net Interest Income After Provision for Loan Losses                  19,459           19,801          12,826
                                                                -----------      -----------     -----------
Noninterest Income (Loss):
     Service charges and fees                                         2,225            1,378           1,090
     Gain on sale of mortgage loans                                   1,333              342              38
     Loss on sale of investments                                        (53)            --               (12)
     Other, net                                                         593              646             270
                                                                -----------      -----------     -----------
                 Total noninterest income, net                        4,098            2,366           1,386
                                                                -----------      -----------     -----------
Noninterest Expense:
     Employee compensation and benefits                               9,318            5,016           4,025
     Federal deposit insurance premium                                  326              354           2,278
     Occupancy and equipment expense                                  1,504            1,106           1,006
     Computer services                                                  481              680             523
     Advertising and promotions                                         543              566             463
     Office supplies, postage, printing, etc                            751              626             535
     Other                                                            2,057            1,472           1,073
                                                                -----------      -----------     -----------
                 Total noninterest expense                           14,980            9,820           9,903
                                                                -----------      -----------     -----------

Income Before Income Taxes                                            8,577           12,347           4,309
Provision for Income Taxes                                            3,602            4,807           1,587
                                                                -----------      -----------     -----------
Net Income                                                      $     4,975      $     7,540     $     2,722
                                                                ===========      ===========     ===========

Basic and Diluted Earnings Per Share                            $      1.36      $      1.85     $      --
                                                                ===========      ===========     ===========
Weighted Average Shares Outstanding                               3,665,778        4,066,692            --
                                                                ===========      ===========     ===========

See accompanying notes to consolidated financial statements.

Consolidated Statements of Equity
(In Thousands, Except Share Data)

Years Ended June 30, 1999, 1998 and 1997
                                                                                                                   Other
                                                           Addi-                                         Unallo-  Compre-
                                                           tional                         Unearned       cated    hensive
                                            Common Stock   Paid-In Retained   Treasury   Restricted      ESOP     (Loss)      Total
                                          Shares   Amount  Capital Earnings     Stock       Stock        Stock    Income     Equity
                                          ------   ------  ----------------     -----       -----        -----    ------     ------
Balance, June 30, 1996                        --  $  --  $    --  $ 44,238   $     --     $      --   $     --     $ (84)  $ 44,154
                                       ---------  -----  -------   -------   --------     ---------   --------     -----   --------

Net income                                    --     --       --     2,722         --            --         --        --      2,722
Unrealized gain on securities
  available-for-sale, net of taxes            --     --       --        --         --            --         --       102        102
                                       ---------  -----  -------   -------   --------     ---------   --------     -----   --------
    Total comprehensive income                --     --       --     2,722         --            --         --       102      2,824
                                       ---------  -----  -------   -------   --------     ---------   --------     -----   --------
Balance, June 30, 1997                        --     --       --    46,960         --            --         --        18     46,978
                                       ---------  -----  -------   -------   --------     ---------   --------     -----   --------

Net income                                    --     --       --     7,540         --            --         --        --      7,540
Unrealized loss on securities
  available-for-sale, net of taxes            --     --       --        --         --            --         --       (32)       (32)
                                       ---------  -----  -------   -------   --------     ---------   --------     -----   --------
    Total comprehensive income                --     --       --     7,540         --            --         --       (32)     7,508
                                       ---------  -----  -------   -------   --------     ---------   --------     -----   --------
Issuance of common stock               4,430,375     44   86,981        --         --            --     (7,089)       --     79,936
ESOP stock committed
  for release                                 --     --      643        --         --            --        647        --      1,290
Purchase of treasury stock              (177,215)    --       --        --     (8,113)           --         --        --     (8,113)
Dividends ($0.45 per share)                   --     --       --    (1,838)        --            --         --        --     (1,838)
                                       ---------  -----  -------   -------   --------     ---------   --------     -----   --------
Balance, June 30, 1998                 4,253,160     44   87,624    52,662     (8,113)           --     (6,442)      (14)   125,761
                                       ---------  -----  -------   -------   --------     ---------   --------     -----   --------

Net income                                    --     --       --     4,975         --            --         --        --      4,975
Unrealized loss on securities
  available-for-sale, net of taxes            --     --       --        --         --            --         --       (76)       (76)
                                       ---------  -----  -------   -------   --------     ---------   --------     -----   --------
    Total comprehensive income                --     --       --     4,975         --            --         --       (76)     4,899
                                       ---------  -----  -------   -------   --------     ---------   --------     -----   --------
Issuance of treasury stock
  to MRDP                                177,215     --     (670)       --      8,113        (7,443)        --        --         --
ESOP stock committed
  for release                                 --     --      356        --         --            --        591        --        947
Purchase of treasury stock              (642,405)    --       --        --    (20,955)           --         --        --    (20,955)
Dividends ($0.75 per share)                   --     --       --    (2,732)        --            --         --        --     (2,732)
Prorata vesting of restricted stock           --     --       --        --         --         1,450         --        --      1,450
Cash distribution
  ($12.00 per share)                          --     --   (5,021)  (39,641)        --         1,333         --        --    (43,329)
                                       ---------  -----  -------   -------   --------     ---------   --------     -----   --------
Balance, June 30, 1999                 3,787,970  $  44  $82,289   $15,264   $(20,955)    $  (4,660)  $ (5,851)    $ (90)  $ 66,041
                                       =========  =====  =======   =======   ========     =========   ========     =====   ========

See accompanying notes to consolidated financial statements.
20

                                           Consolidated Statements of Cash Flows
                                                                  (In Thousands)

Years Ended June 30, 1999, 1998 and 1997
                                                                                   1999          1998           1997
                                                                               ---------        -------     ----------
Cash Flows from Operating Activities:
     Net income                                                                $   4,975        $ 7,540     $    2,722
     Adjustments to reconcile net income to net
       cash provided by operating activities:
       Provision for loan losses                                                     800            460            825
       Deferred income tax benefit                                                   (60)          (829)          (435)
       Amortization of deferred income                                              (632)          (219)          (157)
       Amortization of loan servicing assets                                         127             72             74
       Amortization (accretion) of premiums (discounts)
         on investments and mortgage-backed securities                                 6              3            (20)
       Depreciation                                                                  797            603            529
       Allocation of ESOP stock at fair value                                        947          1,290             --
       Prorata vesting of restricted stock                                         1,450             --             --
       Loss on sale of investment securities available-for-sale                       53             --             12
       Gain on sale of real estate acquired in settlement of loans                    --             --            (14)
       Loss on disposal of property and equipment                                     13              7             11
       (Increase) decrease in loans held-for-sale                                 (1,690)        (5,677)           294
       (Increase) decrease in other assets                                        (1,554)             9         (1,131)
       Decrease in other liabilities                                                 (81)          (237)          (663)
                                                                               ---------        -------     ----------
           Net cash provided by operating activities                               5,151          3,022          2,047
                                                                               ---------        -------     ----------
Cash Flows from Investing Activities:
     Net loan originations and principal collections                              46,613        (30,129)       (33,740)
     Purchase of loans                                                           (65,812)       (23,846)       (14,911)
     Purchase of investment securities available-for-sale                        (17,317)       (29,063)        (1,374)
     Proceeds from sale of investment securities available-for-sale               17,000             --          8,000
     Proceeds from maturities of investment securities
       available-for-sale                                                          5,500         10,500          1,500
     Principal repayments and proceeds from maturities
       of mortgage-backed securities                                                  35             33             75
     Proceeds from sale of real estate acquired
       in settlement of loans                                                         --             --            227
     Purchase of Federal Home Loan Bank of Atlanta stock                            (166)          (435)          (205)
     Purchase of property and equipment                                           (2,738)        (2,461)        (2,249)
     Proceeds from sale of property and equipment                                      3             --            227
                                                                               ---------        -------     ----------
           Net cash used in investing activities                                 (16,882)       (75,401)       (42,450)
                                                                               ---------        -------     ----------

Cash Flows from Financing Activities:
     Net increase in deposits                                                     36,199         36,661         47,362
     Dividends paid                                                               (2,732)        (1,838)            --
     Cash distribution                                                           (43,329)            --             --
     Advances from Federal Home Loan Bank of Atlanta                              17,000         17,000             --
     Other borrowings                                                             35,000             --             --
     Purchase of treasury stock                                                  (20,955)        (8,113)            --
     Stock subscription proceeds                                                      --             --        259,329
     Stock subscription refunds                                                       --       (197,851)            --
     Stock issuance costs                                                             --         (1,584)            --
                                                                               ---------        -------     ----------
           Net cash provided by (used in) financing activities                    21,183       (155,725)       306,691
                                                                               ---------        -------     ----------
Net Increase (Decrease) in Cash and Cash Equivalents                               9,452       (228,104)       266,288
Cash and Cash Equivalents at Beginning of Year                                    48,968        277,072         10,784
                                                                               ---------        -------     ----------
Cash and Cash Equivalents at End of Year                                        $ 58,420       $ 48,968      $ 277,072
                                                                                ========       ========      =========

(In Thousands)

Years Ended June 30, 1999, 1998 and 1997
                                                                                 1999          1998           1997
                                                                              ---------        -------     ----------
Supplemental Disclosures of Cash Flow Information:

     Cash paid during the year for:
       Interest                                                                $  17,447       $ 17,433     $   15,715
                                                                               =========       ========     ==========
       Income taxes                                                            $   4,821       $  5,358     $    1,870
                                                                               =========       =======      ==========
Supplemental Disclosures of Non-Cash Transactions:

     Transfers from loans to real estate acquired in
       settlement of loans                                                     $     312       $     --     $      191
                                                                               =========       ========     ==========
     Change in unrealized (loss) gain on investment
       securities available-for-sale                                           $    (122)      $    (52)    $      165
                                                                               =========       ========     ==========
     Change in deferred taxes related to unrealized loss
       (gain) on investment securities available-for-sale                      $      46       $     20     $      (63)
                                                                               =========       ========     ==========
     Transfer of common stock from treasury to MRDP                            $   7,443             --     $       --
                                                                               =========       ========     ==========

     Sale of common stock funded by subscription
       escrow accounts                                                         $      --       $ 61,478     $       --
                                                                               =========       ========     ==========
     Sale of common stock funded by deposit accounts                           $      --       $ 20,042     $       --
                                                                               =========       ========     ==========
     Sale of common stock to ESOP                                              $      --       $  7,089     $       --
                                                                               =========       ========     ==========


See accompanying notes to consolidated financial statements.

                                      Notes to Consolidated Financial Statements
                                        Years Ended June 30, 1999, 1998 and 1997

1.Organization and Summary of Significant Accounting Policies

        Change in Reporting Entity - On February 3, 1997, the Board of Directors of First Federal Savings and Loan Association of Spartanburg (the "Association") adopted a Plan of Conversion to convert from a federally chartered mutual savings and loan association to a federally chartered capital stock association (the "Conversion"). The Conversion was accomplished through the formation of FirstSpartan Financial Corp. (the "Corporation") on February 4, 1997, the adoption of a federal stock charter on June 25, 1997, the sale of all of the Association's stock to the Corporation on July 8, 1997 and the sale of the Corporation's stock to eligible depositors and the Association's Employee Stock Ownership Plan ("ESOP") on July 8, 1997.

        The Corporation issued approximately 4.4 million shares of common stock for proceeds of approximately $87.0 million (net of costs of $1.6 million). The Association issued all of its outstanding capital stock to the Corporation in exchange for one-half of the net proceeds. The Corporation accounted for the purchase in a manner similar to a pooling of interests whereby assets and liabilities of the Association maintain their historical cost basis in the consolidated company.

        In January 1998, the Association changed its name to First Federal Bank (the "Bank").

        Principles of Consolidation - The consolidated financial statements include the accounts of the Corporation, the Bank and its wholly owned subsidiary, FirstService Corporation ("FirstService")(collectively referred to as the "Company"). Since the Corporation was inactive from incorporation through July 8, 1997, the information contained in the financial statements prior to that date relates to the Bank or the Association and its subsidiary.

        FirstService has a one-third ownership interest in a mortgage banking company which is accounted for using the equity method of accounting. The investment is included in Other Assets in the balance sheet and totaled $632,000 and $484,000, at June 30, 1999 and 1998, respectively. Equity in the earnings (losses) of the mortgage banking company is included in Other Income in the statement of income and totaled $149,000, $181,000 and $(97,000) for the years ended June 30, 1999, 1998 and 1997, respectively.

        Significant intercompany balances and transactions have been eliminated in consolidation.

        Nature of Operations and Customer Concentration - The Company's principal business activities are conducted through the Bank, which is a federally chartered savings bank engaged in the business of accepting savings and demand deposits and providing mortgage, consumer, and commercial loans to the general public through its retail banking offices. The Bank's business is primarily limited to the Spartanburg and adjacent county areas of South Carolina.

        Basis of Accounting - The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices within the banking industry.

        Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and amounts due from depository institutions, federal funds sold, and overnight interest-bearing deposits.

        Investment Securities - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held-to-maturity" securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading" securities and reported at fair value with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as "available-for-sale" securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of equity, net of taxes. No securities have been classified by the Company as trading securities during the reporting periods.

        Gains and losses on sales of securities are determined on the specific identification method. Premiums and discounts are amortized to maturity on a method that approximates the level yield method.

Notes to Consolidated Financial Statements
Years Ended June 30, 1999, 1998 and 1997

        Loans - Loans are reported at the principal amount outstanding and reduced by net deferred loan origination fees and the allowance for loan losses. Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount is accreted as an adjustment of the related loan's yield over the contractual life of the loan. Net deferred loan fees on loans sold are included in determining the gain or loss on the sale. Loans held-for-sale are stated at the lower of cost or estimated market value as determined by outstanding commitments from investors or current investor market yield requirements calculated on an aggregate basis. Net unrealized losses are recognized in a valuation allowance by charges to income.

        Upon the sale of mortgage loans, the Company receives cash in the amount of the fair value of the loans and gain or loss is recognized at the time of sale for the difference between the proceeds and carrying value. On mortgage loans sold for which servicing rights are retained, the carrying value of the loan is adjusted at the time of sale by allocating the total cost of the loan to the mortgage servicing right and the loan (without the mortgage servicing right) based on their relative fair values. The cost allocated to the mortgage servicing right is recognized as a separate asset (included in "Other Assets") and amortized in proportion to and over the period of the estimated net servicing income. The carrying value of loan servicing rights and the amortization thereon are periodically evaluated in relation to estimated future net servicing revenues. The Company evaluates the carrying value of the servicing portfolio for impairment by estimating the future net servicing income of the portfolio based on management's best estimate of remaining loan lives and estimated prepayment rates. Loan type and note rate are the predominant risk characteristics of the underlying loans used to stratify capitalized mortgage servicing rights for purposes of measuring impairment. At June 30, 1999 and 1998 the cost of the mortgage servicing rights approximated their fair value. Prior to July 1, 1996, the value of servicing rights on originated mortgage loans was not allowed to be recognized as an asset by generally accepted accounting principles but was included in the carrying value of the loans sold in the determination of gain or loss on sale.

        Interest on loans is credited to income as earned based upon the contractual interest rate of the loans applied to principal outstanding. Interest accrual on impaired and unimpaired loans is ceased if collection in the near term is uncertain, or when principal or interest is 90 days or more past due. Such interest is accounted for in an allowance for uncollected interest by a charge to interest income equal to all interest previously accrued. Loans generally are returned to accrual status when the loan is brought current and it appears likely that payments will continue to be received as scheduled.

        Allowance for Loan Losses - The Company provides for loan losses on the allowance method. Accordingly, loans deemed uncollectible are deducted from the allowance and provisions for estimated loan losses and recoveries on loans previously charged off are added to the allowance. The allowance is an amount that management believes will be adequate to absorb estimated losses inherent in existing loans which may become uncollectible. Factors considered in assessing the adequacy of the allowance include historical loss experience, delinquency trends, characteristics of specific loan types, growth and composition of the loan portfolios, the relationship of the allowance for loan losses to outstanding loans, local and regional economic conditions, evaluations of impaired loans, and other factors. Based on this assessment, the allowance is adjusted through a charge to operations. Because of the uncertainty inherent in the estimation process, management's estimate of the allowance for loan losses may change in the near term. However, the amount of the change that is reasonably possible cannot be estimated. Further, the allowance for loan losses is subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon their examination.

        Management periodically evaluates speculative construction, land development, commercial, and restructured loans to determine if any such loans are impaired. Loans are considered to be impaired when, in management's judgment the collection of principal or interest is not collectible according to the contractual terms of the loan agreement. When conducting loan evaluations, management considers various factors such as historical loan performance, the financial condition of the borrower, and adequacy of collateral to determine if a loan is impaired.

        The measurement of impaired loans generally is based on the present value of future cash flows discounted at the historical effective interest rate, except that collateral-dependent loans generally are measured for impairment based on the fair value of the collateral. When the measured amount of an impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance which is included as a component of the allowance for loan losses.

                                      Notes to Consolidated Financial Statements
                                        Years Ended June 30, 1999, 1998 and 1997

        Office Properties and Equipment - Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets using the straight-line method.

        Real Estate Acquired in Settlement of Loans - Real estate acquired in settlement of loans is recorded initially at fair value less estimated cost of disposal at the date of foreclosure, establishing a new cost basis. Any accrued interest on the related loan at the date of acquisition is charged to operations. After foreclosure, valuations are performed periodically by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Revenues, expenses, and additions to the valuation allowance related to real estate acquired in settlement of loans are charged to operations. Such amounts were not material in the years ended June 30, 1999, 1998 and 1997 and are included in Noninterest Expense.

        Advertising - The Company expenses the production cost of advertising as incurred.

        Income Taxes - Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

        Recently Issued Accounting Standards - The following is a summary of recent Statements of Financial Accounting Standards ("SFAS") issued by the Financial Accounting Standards Board ("FASB") that affect accounting, reporting, and disclosure of financial information by the Company:

         o SFAS No. 130, "Reporting Comprehensive Income" - This statement establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains, and losses). This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income (including, for example, unrealized holding gains and losses on available-for-sale securities) be reported in a financial statement that is displayed with the same prominence as other financial statements. The accumulated balance of other comprehensive income is to be disclosed separately from retained earnings in the equity section of the balance sheet. The Company adopted this statement for the fiscal year ended June 30, 1999.

         o SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" - This statement establishes standards for the way public business enterprises report information about operating segments and establishes standards for related disclosures about products and services, geographic areas, and major customers. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Information required to be disclosed includes segment profit or loss, certain specific revenue and expense items, segment assets, and certain other information. This statement is effective for the Company for financial statements issued for the fiscal year ended June 30,1999. Management has reviewed this statement and determined that the Company has one qualifying segment, and therefore no additional disclosure is required.

         o SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" - This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative. SFAS No. 137 delayed the implementation date for this standard and, as a result, it will become effective for the Company for the fiscal year beginning July 1, 2000. The Company is in the process of evaluating the effect of SFAS No. 133 on its financial position and results of operations, and therefore is unable to estimate the effect of the adoption. It may not be applied retroactively.

        Reclassification - Certain June 30, 1998 and 1997 amounts have been reclassified to conform to the June 30, 1999 presentation.

                                      Notes to Consolidated Financial Statements
                                        Years Ended June 30, 1999, 1998 and 1997


2.      Investment and Mortgage-Backed Securities

        Investment securities available-for-sale at June 30, 1999 and 1998 are summarized as follows (in thousands):

                                                             June 30, 1999
                                                        Gross         Gross
                                         Amortized    Unrealized   Unrealized      Fair
                                           Cost         Gains        Losses        Value
                                         --------     --------      --------      --------
Debt securities:
  U.S. Government Agency obligations     $  5,497     $   --        $    (61)     $  5,436
  State and local obligations               1,480         --             (12)        1,468
                                         --------     --------      --------      --------
                                            6,977         --             (73)        6,904
Marketable equity securities               16,512           76          (148)       16,440
                                         --------     --------      --------      --------

                                         $ 23,489     $     76      $   (221)     $ 23,344
                                         ========     ========      ========      ========

                                                             June 30, 1998
                                                        Gross         Gross
                                         Amortized    Unrealized    Unrealized      Fair
                                           Cost         Gains         Losses        Value
                                         --------     --------      --------      --------
Debt securities:
  U.S. Treasury obligations              $    497     $      1      $   --        $    498
  U.S. Government Agency obligations        6,010           16            (7)        6,019
                                         --------     --------      --------      --------
                                            6,507           17            (7)        6,517
Marketable equity securities               22,225         --             (33)       22,192
                                         --------     --------      --------      --------

                                         $ 28,732     $     17      $    (40)     $ 28,709
                                         ========     ========      ========      ========

        Gross realized gains and losses on sales of investment securities available-for-sale for the years ended June 30, 1999, 1998 and 1997 were as follows (in thousands):

                                                    Year ended June 30,
                                           1999            1998            1997
                                           ----             ---            ----
Gross gains                                $ 10             $--            $  3
Gross losses                                (63)             --             (15)
                                           ----             ---            ----

Net losses                                 $(53)            $--            $(12)
                                           ====             ===            ====

Marketable equity securities at June 30, 1999 and 1998 consist principally of a mutual fund that invests in adjustable-rate mortgages.

        Investment securities totaling approximately $4.8 million at June 30, 1999 were pledged as collateral for public deposits.

        The contractual maturities of debt securities available-for-sale (at amortized cost and estimated fair value) are summarized as follows at June 30, 1999 (in thousands):

                                      Notes to Consolidated Financial Statements
                                        Years Ended June 30, 1999, 1998 and 1997

                                                        Amortized         Fair
                                                           Cost           Value
                                                           ----           -----
Due after one through five years                          $6,460          $6,387
Due after ten years                                          517             517
                                                          ------          ------

                                                          $6,977          $6,904
                                                          ======          ======

        Mortgage-backed securities held-to-maturity at June 30, 1999 and 1998 consist of U.S. Government Agency obligations. Gross unrealized gains and losses were not material at June 30, 1999 and 1998. The contractual maturity of the entire balance of mortgage-backed securities at June 30, 1999 is due within five years.

3.      Loans Receivable

        Loans receivable at June 30, 1999 and 1998 consisted of the following (in thousands):

                                                                     June 30,
                                                              1999             1998
                                                            ---------      ---------
        Real estate mortgage loans:

           Residential (1-4 family)                         $ 290,219      $ 312,981
           Construction                                        72,373         41,089
           Land development                                    18,864         16,729
           Commercial                                          23,587         13,817
                                                            ---------      ---------
                                                              405,043        384,616
                                                            ---------      ---------

        Consumer and commercial loans:
           Home equity                                         43,623         40,746
           Commercial                                          13,885          6,987
           Other                                               10,894          9,058
                                                            ---------      ---------
                                                               68,402         56,791
                                                            ---------      ---------
        Gross loans                                           473,445        441,407
                                                            ---------      ---------
        Less:
           Undisbursed portion of loans in process            (34,807)       (21,923)
           Net deferred loan fees                                (561)          (843)
           Allowance for loan losses                           (2,896)        (2,179)
                                                            ---------      ---------
        Net loans                                           $ 435,181      $ 416,462
                                                            =========      =========

         The changes in the allowance for loan losses consisted of the following (in thousands):

                                                            June 30,
                                               1999           1998            1997
                                             -------         -------        -------
        Allowance, beginning of year         $ 2,179         $ 1,796        $ 1,000
        Provision                                800             460            825
        Write-offs                               (85)            (80)           (39)
        Recoveries                                 2               3             10
                                             -------         -------        -------

        Allowance, end of year               $ 2,896         $ 2,179        $ 1,796
                                             =======         =======        =======

                                                                              27

Notes to Consolidated Financial Statements
Years Ended June 30, 1999, 1998 and 1997


         At June 30, 1999 and 1998, the Company had loans totaling $1.2 million which were in nonaccrual status. Interest income that would have been recorded for the years ended June 30, 1999, 1998 and 1997 had nonaccrual loans been current in accordance with their contractual terms amounted to $52,000, $58,000 and $34,000, respectively. The amount of interest included in interest income on such loans for such periods amounted to $51,000, $48,000 and $18,000, respectively. The Company had impaired loans at June 30, 1999 and 1998 as follows (in thousands):

                                                             June 30,
                                                        1999           1998
                                                        -----        -------
        Impaired loans:
           No valuation allowance required              $ 722        $ 1,112
           Valuation allowance required                    --            214
                                                        -----        -------

                                                        $ 722        $ 1,326
                                                        =====        =======

        Valuation allowance                             $  --        $    15
                                                        =====        =======

        The average recorded investment in impaired loans was $1.0 million, $1.3 million and $1.5 million for the years ended June 30, 1999, 1998 and 1997, respectively. Interest income recognized on impaired loans was not significant during the years ended June 30, 1999, 1998 and 1997.

        Residential real estate loans are presented net of loans serviced for others totaling approximately $102.9 million, $56.4 million and $54.5 million at June 30, 1999, 1998 and 1997, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and foreclosure processing. In connection with these loans serviced for others, the Company held borrowers' escrow balances of $438,000, $253,000 and $248,000 at June 30, 1999, 1998 and 1997, respectively.

        The following is an analysis of the changes in mortgage servicing rights (in thousands):

                                                              June 30,
                                                1999            1998           1997
                                              -------           ----          ----
        Balance, beginning of year           $    213          $  24          $ --
           Capitalization                         907            206            28
           Amortization                           (78)           (17)           (4)
                                              -------           ----          ----

        Balance, end of year                  $ 1,042           $213          $ 24
                                              =======           ====          ====

        The Company originates loans to officers and directors at terms substantially identical to other borrowers. Mortgage and consumer loans to officers and directors at June 30, 1999 and 1998 were approximately $1.2 million and $1.1 million, respectively.

                                      Notes to Consolidated Financial Statements
                                        Years Ended June 30, 1999, 1998 and 1997


4.      Office Properties and Equipment

        Office properties and equipment at June 30, 1999 and 1998 are summarized as follows (in thousands):

                                                               June 30,
                                                          1999           1998
                                                       --------        -------
        Major classification:
           Land                                       $   2,099        $ 2,094
           Office buildings and improvements              8,472          6,753
           Furniture, fixtures, and equipment             4,445          3,522
           Automobiles                                      108             75
                                                       --------        -------

                                                         15,124         12,444
        Less accumulated depreciation                    (4,754)        (3,999)
                                                       --------        -------

        Office properties and equipment, net           $ 10,370        $ 8,445
                                                       ========        =======

5.      Deposit Accounts

        Deposit accounts at June 30, 1999 and 1998 are summarized as follows (dollars in thousands):

                                                    June 30, 1999             June 30, 1998

                                                             Weighted                     Weighted
                                                              Average                      Average
                                               Amount          Rate          Amount         Rate
                                               ------          ----          ------         ----
        Demand accounts:
           NOW:
              Noninterest-bearing              $ 19,163                    $ 12,757
              Interest-bearing                   46,533        2.29%         42,221         2.66%
           Savings                               56,225        2.75          56,740         3.28
           Money market                          30,099        3.91          18,133         4.04
        Certificate accounts                    253,991        5.09         239,961         5.60
                                               --------                    --------
                                               $406,011                    $369,812
                                               ========                    ========

        Scheduled maturities of certificate accounts at June 30, 1999 are as follows (in thousands):

        Within 1 year                                             $225,328
        After 1 but within 2 years                                  17,481
        After 2 but within 3 years                                   4,852
        Thereafter                                                   6,330
                                                                  --------
                                                                  $253,991
                                                                  ========

        The aggregate amount of certificate accounts with principal amounts of $100,000 or more was $61.5 million and $49.0 million at June 30, 1999 and 1998, respectively. Deposits in excess of $100,000 are not federally insured.

Notes to Consolidated Financial Statements
Years Ended June 30, 1999, 1998 and 1997


        Interest expense by type of deposit is summarized as follows (in thousands):

                                                Year Ended June 30,
                                         1999          1998          1997
                                       -------       -------        -------

        Demand accounts:
           Savings                     $ 1,623       $ 2,032        $ 2,263
           NOW                           1,034         1,039            651
           Money market                  1,043           434            422
        Certificate accounts            13,185        13,498         12,475
                                       -------       -------        -------

                                       $16,885       $17,003        $15,811
                                       =======       =======        =======

6.      Advances from Federal Home Loan Bank of Atlanta

        The Company had advances from the Federal Home Loan Bank of Atlanta ("FHLB"), all of which were at a fixed rate with interest payable quarterly and principal due at maturity. Additionally, all of the advances are convertible prior to maturity (at the option of the FHLB) to a variable three-month LIBOR-based rate. These advances are either (a) convertible one-time only at a future conversion date or (b) convertible at any quarterly payment date on or after a future conversion date. Should the FHLB exercise its conversion option on any advance, the Company has the right to prepay the advance on any quarterly payment date through maturity. Outstanding advances at June 30, 1999 and 1998 are as follows (dollars in thousands):

                                                                                        June 30,
                                                      Earliest                1999                       1998
      Advance Type             Maturity Date       Conversion Date     Amount       Rate          Amount        Rate
      ------------             -------------       ---------------     ------       ----          ------        ----

One-time convertible          March 26, 2008       March 26, 2003      $ 2,000       5.44%         $ 2,000       5.44%
One-time convertible          June 23, 2008        June 23, 2003         5,000       5.51            5,000       5.51
One-time convertible          August 25, 2008      August 25, 2003      10,000       5.52               --         --
One-time convertible          April 22, 2004       April 22, 2001        4,000       5.01               --         --
One-time convertible          April 22, 2004       April 22, 2001        3,000       4.96               --         --
Continuously convertible
  after conversion date       April 7, 2008        April 7, 1999        10,000       4.91           10,000       4.91
                                                                       -------                     -------
                                                                       $34,000       5.23          $17,000       5.15
                                                                       =======       ====          =======       ====

        The maximum month-end balance of FHLB advances outstanding was $34.0 million and $17.0 million during the years ending June 30, 1999 and 1998, respectively. Average balances of FHLB advances outstanding during the years ended June 30, 1999 and 1998 were $26.8 million and $3.0 million, respectively. The Company had an approved credit limit of $75.0 million with the FHLB as of June 30, 1999. The advances are secured by FHLB stock and a blanket lien on all qualifying one- to four-family residential first mortgage loans.

7.      Short-Term Borrowings

        At June 30, 1999, the Company had outstanding a $35.0 million note payable to a commercial bank. The note, dated June 23, 1999, bearing interest at three-month LIBOR plus 1.0%, was due on August 15, 1999. All of the outstanding stock of the Bank was pledged as collateral on the loan. The note was paid in full on July 22, 1999.

                                      Notes to Consolidated Financial Statements
                                        Years Ended June 30, 1999, 1998 and 1997


8.      Income Taxes

        The tax effects of temporary differences that give rise to significant portions of the Company's net deferred tax liability (included in "Other Liabilities" on the balance sheet) as of June 30, 1999 and 1998 are as follows (in thousands):

                                                                    June 30,
                                                               1999         1998
                                                              ------       ------
        Deferred tax liabilities:
           Mortgage servicing rights                          $  396        $  81
           FHLB stock dividends                                  431          431
           Accumulated depreciation                              289          206
           Deferred loan fees and costs, net                      17           --
           Other                                                 201          132
                                                              ------       ------
                                                               1,334          850
                                                              ------       ------

        Deferred tax assets:
           Allowance for loan losses                             599          128
           Management recognition and development plan           308          --
           Unrealized loss on investment securities
             available-for-sale                                   55            9
           Deferred loan fees and costs, net                      --          165
           Other                                                 160          230
                                                              ------       ------

                                                               1,122          532
                                                              ------       ------

        Net deferred tax liability                            $  212       $  318
                                                              ======       ======

        No valuation allowance on deferred tax assets has been established as management believes that the existing deductible temporary differences will reverse during periods in which the Company generates net taxable income.

        In years ended June 30, 1996 and prior, the Bank was allowed under the Internal Revenue Code to deduct, subject to certain conditions, an annual addition to a reserve for bad debts ("reserve method") in determining taxable income. Legislation enacted in August 1996 repealed the reserve method effective for the Bank in the fiscal year ended June 30, 1997.

        Deferred income taxes have been provided on differences between the bad debt reserve for tax purposes determined under the formerly used reserve method and the loan loss allowance for financial accounting purposes only to the extent of differences arising subsequent to December 31, 1987. Under the legislation previously mentioned, the Bank is required to recapture the post-1987 tax bad debt reserve of approximately $2.8 million into income over a six-year period beginning with the fiscal year ended June 30, 1997. Since a deferred tax liability has been provided on this difference, the recapture will have no impact on equity or results of operations.

        Retained earnings as of June 30, 1999 include approximately $4.1 million representing reserve method bad debt reserves originating prior to December 31, 1987 for which no deferred income taxes are required to be provided. These reserves may be included in taxable income if the Bank pays dividends in excess of its accumulated earnings and profits (as defined by the Internal Revenue
Code) or in the event of a distribution in partial or complete liquidation of the Bank.

Notes to Consolidated Financial Statements
Years Ended June 30, 1999, 1998 and 1997


        The provision for income taxes is summarized as follows (in thousands):

                                                              Year Ended June 30,
                                                      1999          1998           1997
                                                   -------        -------        -------
        Current provision:
           Federal                                 $ 3,180        $ 4,956        $ 1,763
           State                                       482            680            259
                                                   -------        -------        -------

                                                     3,662          5,636          2,022
        Deferred provision:
           Federal                                     (50)          (700)          (377)
           State                                       (10)          (129)           (58)
                                                   -------        -------        -------

                                                       (60)          (829)          (435)
                                                   -------        -------        -------

        Total provision for income taxes           $ 3,602        $ 4,807        $ 1,587
                                                   =======        =======        =======

        For the years ended June 30, 1999, 1998 and 1997, a tax provision (benefit) of $(46,000), $(20,000) and $63,000, respectively, was allocated to equity for the tax effects of unrealized gains and losses on securities available-for-sale.

        The Company's effective tax rate is greater than the statutory Federal income tax rate for the following reasons (dollars in thousands):

                                                                       Year Ended June 30,
                                                               1999          1998           1997
                                                            -------       -------        -------
        Tax at statutory Federal income tax rate (34%)      $ 2,916       $ 4,198        $ 1,465
        Increase (decrease) resulting from:
           State income taxes                                   304           364            133
           Nondeductible compensation:
              ESOP                                              121           218             --
              MRDP                                              217            --             --
           Other, net                                            44            27            (11)
                                                            -------       -------        -------

                                                            $ 3,602       $ 4,807        $ 1,587
                                                            =======       =======        =======

        Effective income tax rate                              42.0%         38.9%          36.8%
                                                            =======       =======        =======

9.      Employee Benefit Plans

        401(k) Plan - The Company sponsors a 401(k) plan which covers all employees who meet minimum eligibility requirements. Participants generally may contribute from 2%-10% of their compensation and the Company is allowed to make discretionary contributions, subject to certain limitations. Expense related to Company discretionary contributions amounted to $125,000, $105,000 and $83,000 in the years ended June 30, 1999, 1998 and 1997, respectively.

        ESOP - The ESOP is a noncontributory retirement plan adopted by the Company effective January 1, 1997 which covers all employees who meet minimum eligibility requirements. The ESOP acquired 354,430 shares of the Corporation's common stock in the Conversion at a price of $20 per share with proceeds of a loan from the Corporation in the amount of approximately $7.1 million. The Bank makes periodic cash contributions to the ESOP in an amount sufficient for the ESOP to make the scheduled payments under the note payable to the Corporation. In connection with the cash distribution (discussed in note 12), the ESOP received approximately $4.3 million on its shares of the Corporation's common stock. The ESOP purchased an additional 180,436 shares with the proceeds.

                                      Notes to Consolidated Financial Statements
                                        Years Ended June 30, 1999, 1998 and 1997


        The note payable has a term of 12 years, bears interest at 8.5% and requires a level quarterly payment of principal and interest of approximately $237,000. The note is secured by the shares of common stock held by the ESOP.

        As the note is repaid, shares are released from collateral based on the proportion of the payment in relation to total payments required to be made on the loan. The shares released from collateral then are allocated to participants based upon compensation. Compensation expense is determined by multiplying the per share market price of the Corporation's stock at the time the shares are committed to be released by the number of shares to be released. Any difference between the value of the released shares at market and cost is recorded as an addition or deduction to additional paid-in capital. The Company recognized approximately $947,000 and $1.3 million in compensation expense in the years ended June 30, 1999 and 1998, respectively, related to the ESOP of which approximately $590,000 and $650,000 reduced the cost of unallocated ESOP shares and $360,000 and $640,000 increased additional paid-in capital on the balance sheet in each respective year.

        The cost of the shares not yet committed to be released from collateral is reflected as a reduction of stockholders' equity. Uncommitted shares are considered neither outstanding shares for computation of basic earnings per share nor potentially dilutive securities for computation of diluted earnings per share. Dividends on unallocated ESOP shares are reflected as a reduction in the note payable (and the Bank's contribution reduced accordingly).

        Shares released or committed to be released for allocation during the years ended June 30, 1999 and 1998 totaled 29,536 and 32,333, respectively. Shares remaining not released or committed to be released for allocation at June 30, 1999 and 1998 totaled 441,553 and 322,097 and had a market value of approximately $10.3 and $13.4 million, respectively.

10.     Stock Compensation Plans

        Management Recognition and Development Plan - On January 21, 1998, the Corporation's stockholders approved the FirstSpartan Financial Corp. Management Recognition and Development Plan ("MRDP"). A maximum of 177,215 shares may be awarded under the MRDP. The objective of the MRDP is to provide an additional ownership interest in the Company as a long-term incentive and retention program for key employees and directors. Shares of common stock awarded under the MRDP vest in equal amounts over a five-year period. In the event of a change in control of the Company, all shares will become fully vested. Compensation expense is determined by the value of the stock on the award date, recognized on a straight-line basis over the vesting period. Upon the granting of shares under the MRDP, participants will be entitled to all voting and other stockholder rights related to the shares, including unvested shares. Participants may also receive dividends and other distributions with respect to such stock. Also, all such shares will be included in outstanding shares for the computation of basic earnings per share.

        At June 30, 1998, no shares had been awarded under the MRDP. On July 8, 1998, 177,215 shares of stock were awarded and the closing price of the stock on that date was $42.00 per share which became the basis of recognizing compensation over the five-year period ending June 30, 2003. Shares awarded under the MRDP were issued from the 177,215 shares of treasury stock held at June 30, 1998. In connection with the $12.00 per share cash distribution on June 25, 1999 (discussed in note 12), a compensation charge of $2.1 million was recorded related to the pass through of the cash distribution on the shares in the MRDP. Also, as a result of the cash distribution, the basis of recognizing compensation over the vesting period was reduced from $42.00 to $32.67.

        Stock Option Plan - On January 21, 1998, the Corporation's stockholders approved the 1997 FirstSpartan Financial Corp. Stock Option Plan ("SOP"). The SOP allows the granting to management and directors the option to purchase common stock of the Corporation ("options") aggregating to 443,038 shares. All employees and non-employee directors are eligible to participate in the SOP. Each option will have a term of 10 years and the exercise price of each option will not be less than the fair market value of the shares on the date of grant. Options will vest in equal installments over a three-year period. In the event of a change in control of the Company, all options will become fully vested and immediately exercisable. If provision is not made for the assumption of the options in connection with the change of control, the SOP provides for cash settlement of any outstanding options.

Notes to Consolidated Financial Statements
Years Ended June 30, 1999, 1998 and 1997


        The following is an analysis of stock option activity:


                                                                         Weighted
                                           Options                        Average
                                          Available        Options       Exercise
                                          for Grant      Outstanding       Price
                                          --------        -------          ------
        Balance, June 30, 1998                  --             --          $  --
           Plan adopted                    443,038             --             --
           Granted                        (414,793)       414,793           21.73
           Forfeited                         1,000         (1,000)          21.75
                                          --------        -------          ------

        Balance, June 30, 1999              29,245        413,793           21.73
                                          ========        =======          ======

        Of the 414,793 options granted in the year ended June 30, 1999, 363,291 were granted at the plan's inception on July 9, 1998 at an exercise price of $42.00. On October 21, 1998, the Compensation Committee of the Board of Directors determined that because of the decline in market value of the Company's stock such a short time after the granting of the stock options, the desired incentive effect for employee performance was diminished significantly. Accordingly, the Committee recommended, and the Board of Directors approved, the repricing of all options granted on July 9, 1998. On October 28, 1998, the Committee repriced the options at the fair market value of the stock that day which was $33.75 per share. Since the repricing was at market value, no compensation was recorded as a result of the repricing.

        In connection with the $12.00 per share cash distribution (discussed in Note 12), the exercise price of all options was adjusted in accordance with FASB Emerging Issues Task Force Issue No. 90-9, "Changes to Fixed Employee Stock Option Plans as a Result of Equity Restructuring." The weighted average reduction in exercise price was $12.00 per share.

        The following is a summary of stock options outstanding at June 30, 1999:

                                            Average
                                           Remaining
                    Exercise              Contractual               Options                Options
                      Price              Life (Years)             Outstanding            Exercisable
                      -----              ------------             -----------            -----------
                     $21.75                   9.1                   410,793                   --
                      19.39                   9.8                     3,000                   --

                      21.73                   9.1                   413,793                   --
                      =====                   ===                   =======                   ==

        The Company applies Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and related interpretations in accounting for the plan. No compensation cost has been recognized for the plan because the stock option price is equal to or greater than the fair value at the grant date. Had compensation cost for the plan been determined based on the fair value method of SFAS 123 "Accounting for Stock-Based Compensation," the Company's net income and net income per share for the year ended June 30, 1999 would have decreased to the pro forma amounts indicated below (in thousands, except per share data):

                                                                       Amount
                                                                      --------
        Net income:
           As reported                                                $ 4,975
           Pro forma                                                    4,054

        Basic earnings per share:
           As reported                                                   1.36
           Pro forma                                                     1.11

34

                                      Notes to Consolidated Financial Statements
                                        Years Ended June 30, 1999, 1998 and 1997

        The weighted average fair value of options granted in 1999 was $11.37 per share. The fair value of the option grant is estimated on the date of grant using an option pricing model with the following assumptions:

        Dividend yield                                                      3%
        Risk-free interest rate                                    5.07%-5.75%
        Expected volatility                                                25%
        Expected life (years)                                               8


11.     Commitments and Contingent Liabilities

        Loan Commitments - The Company, in the normal course of business, is a party to financial instruments and commitments which involve, to varying degrees, elements of risk in excess of the amounts recognized in the consolidated financial statements. These financial instruments and commitments include unused consumer lines of credit and commitments to extend credit. Loan commitments, excluding undisbursed portions of interim construction loans, were approximately $6.5 million ($2.6 million at fixed rates ranging from 7.25%-9.00%) at June 30, 1999. Commitments, which are disbursed subject to certain limitations, extend over periods of time with the majority of such commitments disbursed within a 30-day period. Additionally, at June 30, 1999, unused lines of credit extended by the Company (principally variable-rate consumer lines secured by real estate) amounted to approximately $50.9 million.

        Loans Sold with Recourse - At June 30, 1999, approximately $1.7 million of loans serviced for others had been sold with recourse (i.e., all credit risk associated with these loans was retained). Loans sold with recourse resulted from the sale of several pools of loans in 1983. Due to the seasoned nature of these loans and their typical low loan-to-value ratios, management believes that these loans do not present a significant risk to the Company.

        Financial Instruments with Off-Balance Sheet Risk - The Company has no other additional financial instruments with off-balance sheet risk.

        Concentration of Credit Risk - The Company's business activity is principally with customers located in South Carolina. Except for loans in the Company's market area, there are no other significant concentrations of credit risk. The majority of the Company's loans are residential mortgage loans, construction loans, home equity loans, and other mortgage loans. Generally, first mortgage loans are allowed up to 80% of the value of the real estate pledged as collateral or up to 95% with private mortgage insurance. Home equity loans are generally allowed up to 90% of the value of the real estate pledged as collateral.

        Potential Impact of Changes in Interest Rates - The Company's profitability depends to a large extent on its net interest income, which is the difference between interest income on loans and investments and interest expense on deposits and borrowings. Like most financial institutions, the Company's interest income and interest expense are affected significantly by changes in market interest rates and other economic factors beyond its control. The Company's interest-earning assets consist primarily of mortgage loans which adjust more slowly to changes in interest rates than its interest-bearing savings deposits. Accordingly, the Company's earnings may be affected adversely during periods of rising interest rates.

        Litigation - The Company is involved in legal actions in the normal course of business. Management, based on advice of legal counsel, does not expect any material losses from any current litigation.

        Employment Agreements - Both the Corporation and the Bank have entered into employment agreements with four executive officers ("executives"). The employment agreements establish the duties and compensation of the executives and have been executed in order to ensure a stable and competent management base. The employment agreements provide for an initial term of three years. The Bank's Board of Directors may agree after conducting a performance evaluation of the executive, to extend an employment agreement on each anniversary date for an additional year so that the remaining term shall be three years.

        The employment agreements generally provide for the continued payment of specified compensation and benefits for the remaining term of the agreement after the executives are terminated, unless the termination is for "cause" as defined in the employment agreement. Additionally, the employment agreements provide for severance payments if employment is terminated following a change in

Notes to Consolidated Financial Statements
Years Ended June 30, 1999, 1998 and 1997

control in the amount of 2.99 times the average annual compensation paid during the five years immediately preceding the change in control to the respective executive.

        Severance Agreements - The Bank and the Corporation have entered into severance agreements with three senior officers ("officers") (none of whom have entered into employment agreements) with an initial term of two years. The severance agreements may be extended in the same manner as the employment agreements. The severance agreements provide for severance payments in the amount of 2 times annual salary (and continuation of insured employee welfare benefits for a two-year period) in connection with termination or other specified actions in the event of a change in control of the Company.

        Employee Severance Compensation Plan ("Severance Plan") - In general, all employees (except for executives and officers who have entered into separate employment or severance agreements) are eligible to participate in the Severance Plan. Under the Severance Plan, employees terminated within 12 months of a change in control are entitled to a severance benefit of 2 weeks to 18 months of their current compensation based upon length of service and position.

12.     Stockholders' Equity

        Liquidation Account - At the time of the Conversion, the Bank established a liquidation account for the benefit of eligible account holders as of December 31, 1996 who continue to maintain their accounts at the Bank after the Conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held before any distribution may be made to the Corporation with respect to the Bank's capital stock.

        Dividends - The Corporation's sources of income and funds for dividends to its stockholders are earnings on its investments and dividends from the Bank. The Corporation is not subject to any regulatory restrictions on the payment of dividends to its stockholders. However, the Bank's primary regulator, the Office of Thrift Supervision ("OTS"), has regulations that impose certain restrictions on payment of dividends by the Bank to the Corporation. On June 25, 1999, the Corporation paid a cash distribution of $12.00 per share to its stockholders.

        Current regulations of the OTS allow the Bank (based upon its current capital level and supervisory status assigned by the OTS) to pay a dividend of up to 100% of net income to date during the calendar year plus 50% of its surplus capital existing at the beginning of the calendar year. Supervisory approval is not required, but 30 days prior notice to the OTS is required. Any capital distribution in excess of this amount would require supervisory approval. Capital distributions are further restricted should the Bank's capital level fall below the fully phased-in capital requirements of the OTS. In no case will the Bank be allowed to make a capital distribution if it would reduce the regulatory capital of the Bank below the balance of the liquidation account. The Bank paid dividends to the Corporation amounting to $600,000 and $1.0 million in the years ended June 30, 1999 and 1998, respectively. On July 21, 1999, the Bank paid a dividend of $35.0 million to the Corporation.

        Share Repurchases - OTS regulations also place restrictions for a three-year period after the Conversion on the Corporation with respect to repurchases of its common stock. Generally, the Corporation is not allowed to repurchase stock in the first year after Conversion, and is allowed to repurchase 5% of its outstanding shares in each of the next two years after Conversion. However, in the year ended June 30, 1999, the OTS allowed repurchases in excess of the regulatory limits and the Company repurchased 642,405 shares of its common stock. Restrictions apply, unless the OTS approves a waiver for benefit plans.

        Capital Adequacy - The Bank is subject to various regulatory capital requirements administered by the federal financial institution regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

                                      Notes to Consolidated Financial Statements
                                        Years Ended June 30, 1999, 1998 and 1997

        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios. Under regulations of the OTS, the Bank must have: (i) core capital equal to 3.0% of adjusted total assets, (ii) tangible capital equal to 1.5% of adjusted total assets and (iii) total capital equal to 8.0% of risk-weighted assets. In measuring compliance with all three capital standards, institutions must deduct from their capital (with several exceptions, primarily for mortgage banking subsidiaries and insured depository institution subsidiaries) their investments in, and advances to, subsidiaries engaged (as principal) in activities not permissible for national banks, and certain other adjustments. Management believes, as of June 30, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

        The following is a reconciliation of the Bank's stockholder's equity determined under generally accepted accounting principles to OTS regulatory capital requirements (in thousands):

                                                                                Tangible         Core       Risk-Based
                                                                                 Capital        Capital       Capital
                                                                                --------      --------       --------
June 30, 1999
        Total stockholder's equity as determined under generally
          accepted accounting principles                                        $ 90,959      $ 90,959       $ 90,959
        General allowance for loan losses                                             --            --          2,896
        Unrealized loss on certain available-
          for-sale securities, net of taxes                                           47            47             47
                                                                                --------      --------       --------

        Regulatory capital                                                      $ 91,006      $ 91,006       $ 93,902
                                                                                ========      ========       ========
June 30, 1998
        Total stockholder's equity as determined under generally
          accepted accounting principles                                        $ 90,040      $ 90,040       $ 90,040
        General allowance for loan losses                                             --            --          2,157
        Unrealized loss on securities
          available-for-sale                                                          14            14             14
                                                                                --------      --------       --------

        Regulatory capital                                                      $ 90,054      $ 90,054       $ 92,211
                                                                                ========      ========       ========

Notes to Consolidated Financial Statements
Years Ended June 30, 1999, 1998 and 1997

        The Bank's actual and required capital amounts and ratios are summarized as follows (dollars in thousands):

                                                                                                       Minimum
                                                                            Actual                   Requirement
                                                                   Amount          Ratio         Amount         Ratio
                                                                   ------          -----         ------         -----
June 30, 1999
        Tangible capital
          (to total assets)                                       $ 91,006         16.8%        $  8,131        1.5%
        Core capital
          (to adjusted total assets)                                91,006         16.8           16,264        3.0
        Risk-based capital
          (to risk-weighted assets)                                 93,902         27.2           27,573        8.0
June 30, 1998
        Tangible capital
          (to total assets)                                       $ 90,054         18.4%       $   7,325        1.5%
        Core capital
          (to adjusted total assets)                                90,054         18.4           14,650        3.0
        Risk-based capital
          (to risk-weighted assets)                                 92,211         29.9           24,654        8.0

         As of June 30, 1999 and June 30, 1998, the most recent respective notifications from the OTS classified the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the most recent notification that management believes have changed the Bank's category. To be categorized as well capitalized, the Bank must maintain minimum ratios of total capital to risk-weighted assets, core capital to risk-weighted assets and core capital to adjusted total assets. The Bank's actual and minimum capital requirements to be well capitalized under prompt corrective action provisions are as follows (dollars in thousands):

                                                                                                       Minimum
                                                                            Actual                   Requirement
                                                                   Amount          Ratio         Amount         Ratio
                                                                   ------          -----         ------         -----
June 30, 1999
        Tier I capital
          (to adjusted total assets)                              $ 91,006         16.8%        $ 27,107        5.0%
        Tier I capital
          (to risk-weighted assets)                                 91,006         26.4           20,680        6.0
        Total capital
          (to risk-weighted assets)                                 93,902         27.2           34,467       10.0

June 30, 1998
        Tier I capital
          (to adjusted total assets)                              $ 90,054         18.4%        $ 24,416        5.0%
        Tier I capital
          (to risk-weighted assets)                                 90,054         29.2           18,491        6.0
        Total capital
          (to risk-weighted assets)                                 92,211         29.9           30,818       10.0

38

                                      Notes to Consolidated Financial Statements
                                        Years Ended June 30, 1999, 1998 and 1997

13.     Earnings Per Share

        The Company had no dilutive securities outstanding during the year ended June 30, 1999 and had no potentially dilutive securities outstanding during the year ended June 30, 1998; therefore, diluted earnings per share ("EPS") is the same as basic EPS for all periods presented. For the years ended June 30, 1999 and 1998, 3,665,778 and 4,066,692 weighted average shares, respectively, were outstanding. For purposes of EPS calculations, shares issued in connection with the Conversion have been assumed to be outstanding as of July 1, 1997.

        There were no shares outstanding prior to the Conversion, therefore no earnings per share is presented for the year ended June 30, 1997.

14. Financial Instruments

        The stated and fair value amounts of financial instruments as of June 30, 1999 and 1998, are summarized below (in thousands):

                                                                        June 30, 1999               June 30, 1998
                                                                   Stated        Fair          Stated          Fair
                                                                   Amount        Value         Amount          Value
                                                                 ---------     ---------      --------       --------
        Financial assets:
          Cash and cash equivalents                              $  58,420     $  58,420      $ 48,968      $  48,968
          Investment securities                                     23,344        23,344        28,709         28,709
          Mortgage-backed securities                                    54            55            88             90
          Loans receivable, net                                    435,181       433,336       416,462        422,178
          Loans held-for-sale                                        8,984         9,089         7,294          7,315
          FHLB stock                                                 3,612         3,612         3,446          3,446
          Other assets                                               3,203         3,203         2,813          2,813
          Mortgage servicing rights                                  1,042           911           213            555
                                                                 ---------     ---------      --------       --------

                                                                 $ 533,840     $ 531,970      $507,993       $514,074
                                                                 =========     =========      ========       ========
        Financial liabilities:
          Deposit accounts:
            Demand                                                $152,020      $152,020      $129,851       $129,851
            Certificate                                            253,991       253,546       239,961        240,207
          Other borrowings                                          35,000        35,000            --             --
          Advances from FHLB                                        34,000        33,276        17,000         15,817
        Other liabilities                                            3,521         3,521         3,068          3,068
                                                                  --------      --------      --------       --------

                                                                  $478,532      $477,363      $389,880       $388,943
                                                                  ========      ========      ========       ========

        The Company had off-balance sheet financial commitments, which include $57.4 million and $56.1 million at June 30, 1999 and 1998, respectively, of commitments to originate loans and unused consumer lines of credit. Since these commitments are based on current rates, the commitment amount is considered to be a reasonable estimate of fair market value.

         The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

        Cash and Cash Equivalents - Both cash and cash equivalents have maturities of three months or less, and, accordingly, the stated amount of such instruments is deemed to be a reasonable estimate of fair value.

Notes to Consolidated Financial Statements
Years Ended June 30, 1999, 1998 and 1997

        Investment and Mortgage-Backed Securities - Fair values for investments and mortgage-backed securities are based on quoted market prices. If a quoted market price is not available, fair value is estimated using market prices of similar securities.

        Loans - Fair values of loans held-for-investment are estimated by segregating the portfolio by type of loan and discounting scheduled cash flows using interest rates currently being offered for loans with similar terms, reduced by an estimate of credit losses inherent in the portfolio. A prepayment assumption is used as an estimate of the portion of loans that will be repaid prior to their scheduled maturity.

        Loans held-for-sale are valued at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements calculated on an aggregate basis.

        FHLB Stock - No ready market exists for this stock, and it has no quoted market value. However, redemption of this stock historically has been at par value. Accordingly, the stated amount is deemed to be a reasonable estimate of fair value.

        Mortgage Servicing Rights - The fair value of retained servicing on mortgage loans sold is calculated by discounting the expected future cash flows, which are based on principal balances, remaining terms, and servicing spreads.

        Deposits - The fair values disclosed for demand deposits are equal to the amounts payable on demand at the reporting date (i.e., their stated amounts). The fair value of certificates of deposit are estimated by discounting the amounts payable at the certificate rate using the rates currently offered for deposits of similar remaining maturities.

        Other Borrowings - The stated amount is a reasonable estimate of fair value.

        Advances from the FHLB - The fair value of these advances is estimated by discounting the future cash flows of these advances using the current rates at which similar advances could be obtained.

        Other Assets and Other Liabilities - Other assets consist principally of accrued interest receivable; other liabilities consist principally of advances from borrowers for taxes and insurance, outstanding checks, and accrued interest payable. Since these financial instruments will be typically received or paid within three months, the stated amounts of such instruments are deemed to be a reasonable estimate of fair value.

        Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale the Company's entire holdings of a particular financial instrument. Because no active market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, current interest rates and prepayment trends, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in any of these assumptions used in calculating fair value also would affect significantly the estimates. Further, the fair value estimates were calculated as of June 30, 1999 and 1998. Changes in market interest rates and prepayment assumptions could change significantly the fair value.

        Fair value estimates are based on existing recorded and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Company has significant assets and liabilities that are not considered financial assets or liabilities including loan servicing portfolio, real estate, deferred tax liabilities, and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.


15. Condensed Parent Company Financial Statements

        The following presents the condensed balance sheets of the Corporation at June 30, 1999 and 1998 and the condensed statements of income and cash flows for the years then ended (the Corporation was inactive from its inception on February 4, 1997 through the Conversion on July 8, 1997) (in thousands):

                                      Notes to Consolidated Financial Statements
                                        Years Ended June 30, 1999, 1998 and 1997


                                                                                             June 30,

Condensed Balance Sheet                                                           1999                   1998
                                                                                --------              --------
     Assets:
        Cash and cash equivalents                                               $  3,616              $ 29,260
        Investment in Bank                                                        91,046                90,040
        Other investment securities                                                  116                   --
        Note receivable from Bank                                                  6,268                 6,661
        Other assets                                                                 153                   156
                                                                                --------              --------

        Total assets                                                            $101,199              $126,117
                                                                                ========              ========
     Liabilities and Stockholders' Equity:
        Other borrowings                                                        $ 35,000              $     --
        Other liabilities                                                            158                   356
        Stockholders' equity                                                      66,041               125,761
                                                                                --------              --------

        Total liabilities and stockholders' equity                              $101,199              $126,117
                                                                                ========              ========
                                                                                      Years Ended June 30,
Condensed Statements of Income                                                    1999                   1998
                                                                                 -------               -------
     Investment Income:
        Interest income                                                          $ 1,626               $ 2,474
        Dividends from Bank                                                          600                 1,000
                                                                                 -------               -------

                                                                                   2,226                 3,474
     Interest Expense                                                                 49                    --
                                                                                 -------               -------

     Net Interest Income                                                           2,177                 3,474
     Noninterest Income                                                               10                    --
     Noninterest Expense                                                             663                   415
                                                                                 -------               -------
     Income Before Income Taxes and Equity
       in Undistributed Earnings of Bank                                           1,524                 3,059
     Provision for Income Taxes                                                      315                   745
                                                                                 -------               -------
     Net Income Before Equity in Undistributed
       Earnings of Bank                                                            1,209                 2,314
     Equity in Undistributed Earnings of Bank                                      3,766                 5,226
                                                                                 -------               -------

     Net Income                                                                  $ 4,975               $ 7,540
                                                                                 =======               =======

                                                                                     Years Ended June 30,
Condensed Statements of Cash Flows                                                1999                   1998
                                                                                -------               -------
     Cash Flows from Operating Activities:
        Net income                                                               $ 4,975               $ 7,540
        Adjustments to reconcile net income to net cash
          provided by operating activities:
            Equity in undistributed earnings of Bank                              (3,766)               (5,226)
            Net change in other assets and liabilities                              (195)                  200
            Gain on sale of investment securities                                    (10)                   --
                                                                                 -------               -------

        Net cash provided by operating activities                                $ 1,004               $ 2,514
                                                                                 =======               =======

Notes to Consolidated Financial Statements
Years Ended June 30, 1999, 1998 and 1997

                                                                                      Years Ended June 30,
Condensed Statements of Cash Flows (continued)                                    1999                   1998
                                                                                --------             ---------
     Cash Flows from Investing Activities:
        Investment in Bank                                                      $  5,270             $ (43,516)
        Purchase of investment securities                                        (10,116)                   --
        Proceeds from sale of investment securities                               10,000                    --
        Sale of common stock                                                          --                81,519
        Collections on note receivable from Bank                                     214                   278
                                                                                --------             ---------

        Net cash provided by investing activities                                  5,368                38,281
                                                                                --------             ---------
     Cash Flows from Financing Activities:
        Other borrowings                                                          35,000                   --
        Purchase of treasury stock                                               (20,955)               (8,113)
        Stock issuance costs                                                          --                (1,584)
        Dividends paid                                                            (2,732)               (1,838)
        Cash distribution                                                        (43,329)                   --
                                                                                --------             ---------

        Net cash used in financing activities                                    (32,016)              (11,535)
                                                                                --------             ---------
     Net (Decrease) Increase in Cash
        and Cash Equivalents                                                     (25,644)               29,260
     Cash and Cash Equivalents at Beginning of Year                               29,260                    --
                                                                                --------             ---------
     Cash and Cash Equivalents at End of Year                                   $  3,616             $  29,260
                                                                                ========             =========

16. Quarterly Results of Operations (Unaudited)

        Summarized unaudited quarterly operating results for the years ended June 30, 1999 and 1998 are as follows (in thousands, except share data):

                                                                   First        Second         Third         Fourth
                                                                  Quarter       Quarter       Quarter        Quarter
                                                                ----------    ----------    ----------     ----------
June 30, 1999
        Investment income                                       $    9,628    $    9,684    $    9,547     $    9,766
        Interest expense                                             4,597         4,638         4,495          4,636
                                                                ----------    ----------    ----------     ----------
        Net interest income                                          5,031         5,046         5,052          5,130
        Provision for loan losses                                      200           200           200            200
                                                                ----------    ----------    ----------     ----------
        Net interest income after provision
          for loan losses                                            4,831         4,846         4,852          4,930
        Noninterest income                                             904           970         1,084          1,140
        Noninterest expense                                          2,993         3,090         3,208          5,689
                                                                ----------    ----------    ----------     ----------
        Income before income taxes                                   2,742         2,726         2,728            381
        Income taxes                                                 1,056         1,130         1,117            299
                                                                ----------    ----------    ----------     ----------
        Net income                                              $    1,686    $    1,596    $    1,611     $       82
                                                                ==========    ==========    ==========     ==========

        Basic and diluted earnings per share                    $     0.42    $     0.44    $     0.46     $     0.02
                                                                ==========    ==========    ==========     ==========

        Weighted average shares outstanding                      4,040,738     3,622,344     3,484,336      3,491,720
                                                                ==========    ==========    ==========     ==========

42

                                      Notes to Consolidated Financial Statements
                                        Years Ended June 30, 1999, 1998 and 1997


                                                                   First        Second         Third         Fourth
                                                                  Quarter       Quarter       Quarter        Quarter
                                                                ----------   -----------   -----------     ----------
June 30, 1998
        Investment income                                       $    9,411   $     9,215   $     9,276     $    9,512
        Interest expense                                             4,299         4,292         4,185          4,377
                                                                ----------   -----------   -----------     ----------
        Net interest income                                          5,112         4,923         5,091          5,135
        Provision for loan losses                                       90            90           130            150
                                                                ----------   -----------   -----------     ----------
        Net interest income after provision
          for loan losses                                            5,022         4,833         4,961          4,985
        Noninterest income                                             449           487           651            779
        Noninterest expense                                          2,211         2,411         2,530          2,668
                                                                ----------   -----------   -----------     ----------
        Income before income taxes                                   3,260         2,909         3,082          3,096
        Income taxes                                                 1,225         1,150         1,205          1,227
                                                                ----------   -----------   -----------     ----------
        Net income                                              $    2,035    $    1,759    $    1,877     $    1,869
                                                                ==========    ==========    ==========     ==========

        Basic and diluted earnings per share                    $     0.50    $     0.43    $     0.46     $     0.47
                                                                ==========    ==========    ==========     ==========

        Weighted average shares outstanding                      4,077,791     4,087,721     4,098,436      4,003,425
                                                                ==========    ==========    ==========     ==========

Corporate and Stockholder Information

Corporate Headquarters

380 East Main Street
Spartanburg, South Carolina 29302

Independent Auditors

Deloitte  & Touche LLP
Greenville,  South Carolina

General Counsel
Odom, Terry, Cantrell and Hammett
Spartanburg, South Carolina

Special Securities Counsel
Muldoon,  Murphy & Faucette LLP
Washington,  D.C.

Transfer Agent

For stockholder inquiries concerning dividend checks, transferring ownership, address changes or lost or stolen certificates please contact our transfer agent:

Registrar and Transfer  Company
10  Commerce  Drive  Cranford,  New Jersey  07016-3572
(800) 368-5948

Common Stock

FirstSpartan Financial Corp. common stock is traded on the NASDAQ National Market under the symbol FSPT. As of August 3, 1999, there were 1,188 record holders of the common stock, excluding holders in "street name."

10-K Information

A copy of Form 10-K will be furnished without charge to stockholders upon written request to R. Lamar Simpson, Secretary, FirstSpartan Financial Corp. at the Corporate Headquarters address.

Annual Meeting

The Annual Meeting of Stockholders will be held on October 20, 1999 at 10:00 a.m., Eastern Time, at the Spartanburg County Library, 151 South Church Street, Spartanburg, South Carolina.

Officers and Directors


Directors of FirstSpartan Financial Corp.
and First Federal Bank

R. Wesley Hammond - President and Chief Operating
   Officer, Hammond-Brown-Jennings

Robert L. Handell - Retired President, First Federal Bank

Billy L. Painter - President and Chief Executive Officer of
   FirstSpartan Financial Corp. and First Federal Bank

Robert R. Odom - Partner, Odom, Terry, Cantrell and Hammett Law Firm

E. Lea Salter - Retired President, Christman & Parsons, Inc.

E. L. Sanders - Retired Owner, Brodie Insurance Agency

David E. Tate - President, Tate Metal Works


Officers of FirstSpartan Financial Corp.

Robert R. Odom - Chairman of the Board

Billy L. Painter - President and Chief Executive Officer

R. Lamar Simpson - Treasurer, Secretary, and Chief Financial Officer


Senior Officers of First Federal Bank

Robert R. Odom - Chairman of the Board

Billy L. Painter - President and Chief Executive Officer

R. Lamar Simpson - Chief Financial Officer

Hugh H. Brantley - Executive Vice President and Chief Operating Officer

J. Stephen  Sinclair - Executive Vice President,  Lending

Tom Bridgeman - Senior Vice  President,  Operations

Kathy  Dunleavy - Senior  Vice  President,  Retail Banking

Rand Peterson - Senior Vice President, Lending

J. Timothy Camp - Vice President,  Commercial Lending

Hugh McDowell - Vice President, Consumer Lending

Clay Shill - Vice  President,  Branch  Operations

Jill Thrift - Vice President, Operations

Common Stock Market Price and Dividend Information

The table below contains the range of high and low per share bid prices of the Company's common stock as reported by the Nasdaq Stock Market, and per share dividends declared during each quarter (as restated to give retroactive recognition to the $12.00 per share capital distribution paid on June 25, 1999).

                                    High                   Low            Dividend
                                    ----                   ---            --------
1999
September 30, 1998                 $30.125              $16.125             $ 0.15
December 31, 1998                   24.000               10.375               0.20
March 31, 1999                      18.750               17.000               0.20
June 30, 1999                       23.563               16.000               0.20

                                    High                   Low            Dividend
                                    ----                   ---            --------
1998
September 30, 1997                 $26.875              $22.875              $  --
December 31, 1997                   28.000               22.875               0.15
March 31, 1998                      32.625               25.750               0.15
June 30, 1998                       35.000               28.750               0.15